UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Plainview Beef Co LLC

Legal status of issuer

> **Form**
> Limited Liability Company

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> January 12, 2024

Physical address of issuer
12501 S. Florence, Jenks, OK 74037

Website of issuer
plainviewbeef.com

Name of co-issuer
PLAINVIEW BEEF 2025 CF2 SPV LLC

Legal status of co-issuer

> **Form**
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 14, 2025

Physical address of co-issuer
12501 S. Florence, Jenks, OK 74037

Website of co-issuer
www.plainviewbeef.com

Name of intermediary through which the Offering will be conducted
EquityVest LLC

CIK number of intermediary
1774391

SEC file number of intermediary
007-00215

CRD number, if applicable, of intermediary
306570

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Common Units

Target number of Securities to be offered
19,231

Price (or method for determining price)
$1.30

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes

☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other:

Maximum offering amount (if different from target offering amount)
$4,118,500.00

Deadline to reach the target offering amount
August 22, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$988,293.00	$0.00
Cash & Cash Equivalents	$327,428.37	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,017.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$304,634.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 22, 2O25

FORM C

Up to $4,118,500.00

Plainview Beef Co LLC

PLAINVIEW
BEEF CO.

     This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Plainview Beef Co LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, Plainview Beef 2025 CF2 SPV LLC, a Delaware Limited Liability Company (the "Co-Issuer," together with the Company, the "Issuers"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Units of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Common Units to fund its purchase of the Company's Common Units. As described more fully below, in purchasing the Co-Issuer's Common Units, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Common Units on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "Securities Act"), the Issuers are considered to be co-issuers of the combined offering of the to the Co-Issuer and, in turn, the Common Units to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's and the Co-Issuer's Common Units (collectively, the "Securities").

     Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $25,000.00 and up to $4,118,500.00 from Investors in the offering of Securities

5

described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase and to thereby obtain an indirect economic interest in the issuer, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

The Offering is being made through EquityVest LLC (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$4,118,500.00	$205,925.00	$3,912,575.00

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent

determination that these Securities are exempt from registration. The Issuers filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at plainviewbeef.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C is August 22, 2025.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION , THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of the their fiscal years.

Once posted, the annual report may be found on the Issuers' shared or respective websites at: plainviewbeef.com.

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:
1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No

warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Plainview Beef Co LLC (the "Company") is a Delaware Limited Liability Company, formed on January 12, 2024.

The Company is located at 12501 S. Florence, Jenks, OK 74037.

The Company's website is plainviewbeef.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Plainview Beef 2025 CF2 SPV LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on August 14, 2025.

The Co-Issuer is located at 12501 S. Florence, Jenks, OK 74037.

The Co-Issuer's website is www.plainviewbeef.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Plainview Beef Co LLC has successfully transitioned from a pre-revenue startup to an operational company generating revenue through two distinct product lines. Following the successful completion of our Series A Regulation CF offering in May 2024, we have achieved all major operational milestones including cattle harvesting, premium beef sales, and the launch of our tallow-based skincare product line.

The Company's Offering

Minimum amount of Common Units being offered	19,231
Total Common Units outstanding after Offering (if minimum amount reached)	19,231
Maximum amount of Common Units assuming no bonus units are allocated.	3,168,076.9
Total Common Units outstanding after Offering (if maximum amount reached and no bonus units are allocated)	3,168,076.9
Purchase price per Security	$1.30
Minimum investment amount per investor	$500.00
Offering deadline	August 22, 2026
Use of proceeds	See the description of the use of proceeds on page 46 hereof.
Voting Rights	See the description of the voting rights on page 67 hereof.

The Co-Issuer's Offering

Minimum amount of Common Units being offered	19,231
Total Common Units outstanding after Offering (if minimum amount reached)	19,231
Maximum amount of Common Units offered assuming no bonus units are allocated	3,168,076.9
Total Common Units outstanding after Offering (if maximum amount reached and no bonus units are allocated)	3,168,076.9
Purchase price per Security	$1.30
Minimum investment amount per investor	$500.00
Offering deadline	The Offering deadline for the Co-Issuer's securities is the same date as the Offering Deadline for the Company's securities.

Use of proceeds	See the description of the use of proceeds on page 46 hereof.
Voting Rights	See the description of the voting rights on page 67 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse

13

effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, and basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events

could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Customers often finance purchases of our products, particularly beef boxes and premium steaks. Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to

liability, which would cause our business and reputation to suffer.

We store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, which could adversely affect our business success.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for premium meat and beef products and have also resulted in increased costs for us and the Beef industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the Beef industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the Beef industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other Beef industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. While our operation has tremendously reduces the GHG burden when compared to standard cattle operations we are still susceptible to

16

various industry targets and mandates on methane reduction.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Gabriel Orr, Debra Sweeney, and Ryan Daubert who are Chief Executive Officer and Co-Manager, Customer Support Officer and Co-Manager, and Farm Operations Manager. The Company has or intends to enter into employment agreements with Gabriel Orr, Debra Sweeney, and Ryan Daubert although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gabriel Orr, Debra Sweeney, and Ryan Daubert or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Gabriel Orr, Debra Sweeney, and Ryan Daubert in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Gabriel Orr, Debra Sweeney, and Ryan Daubert die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes across the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue

for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the making of our snack sticks including organic spices and other ingredients from a number of domestic and foreign third- party suppliers. The demand for beef snacks is rapidly growing in the United States has increased due to the success and growth of beef stick companies and the popularity of these among parents and kids in the United States. Currently in U.S. cattle are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beef industry is currently facing a shortage, during which times other beef companies with greater financial resources than us purchased large

quantities of cattle, and could hinder our ability to expand. In addition, we are dependent on many agricultural products and therefore many outside factors, including weather conditions, farmers rotating out wheat or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the wheat, barley and grazing crops each year, and significant failure of a crops would adversely affect our costs.

The process of growing our own cattle feed utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our sprouts from the farm in Kansas . This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source feed in the future.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional producers or other distributors having established sales, marketing and distribution organizations. Many beef distributors are affiliated with and manufacture and/or distribute other beef products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.

We rely on third parties, called co-packers in our industry, to produce our products. We currently have 1 co-packing agreement for our products. Our co-packing agreement with our principal co-packer started in July of 2025 and unless either party provides notice of cancellation at least 30 calendar days prior to the end of the initial term or subsequent extension period. Our dependence on co- packers puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as snack and skin care that have the potential to provide incremental sales growth rather than reduce distributors' existing sales for these product lines. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing cuts of beef or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among beef products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding beef products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The organic spices and other cattle feed used to grow the cattle are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for

any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as diesel, natural gas, and propane are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, diesel and natural gas are key manufacturing inputs, and have historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as beef and by-product sales where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships. Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

There are general economic risks associated with the online sales and direct to consumer industry. Food sales are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to

our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise beef prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;

▪ food-borne illness incidents;

▪ the safety of the food commodities we use, particularly beef;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning food businesses operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be sold to our customers. If our customers become ill from food-borne illnesses, we could be forced to repay damages. Furthermore, any instances of food contamination, whether or not as a result of our direct mismanagement or not could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA"). Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications. Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results. We would be at risk both with our beef deliveries to end customers and also the ingredients we use to make our shelf stable beef sticks and tallow products.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.
We do not own any real property and are located on a leased premises. Our lease has a term of 1 year and provides for renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the operation, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and

26

availability of food commodities, including among other things beef and grains for growing cattle feed. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The beef industry is subject to extensive federal, state and local laws and regulations, including the comprehensive reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. All states have required beef companies to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the INS and must comply with federal immigration law.

Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Legislation and regulations requiring the display and provision of nutritional information for our product offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our product offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations. We serve beef, snack sticks, and skin care products. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted labeling laws requiring multi-unit operators to disclose certain nutritional information to customers or have enacted legislation

restricting the use of certain types of ingredients in beef snacks. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain companies to post certain nutritional information on their food items. The imposition of labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the food industry in general.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the first and fourth quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our farm/ranch is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.
Our financial performance dependent on our farm/ranch located in Kansas. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced a record amount of rainfall over the last 12 months which has at times caused increased pressure on our livestock and employees.

Livestock loss condition associated with adverse weather, disease resulting from adverse weather and predation by federally protected species.

Some adverse weather events include hurricanes, floods, blizzards, wildfires, extreme heat or cold, tornados, and an array of other weather events which unexpectedly occur. We cannot be compensated for above-average mortality levels in our herd of cattle if there is not a loss condition to accompany it.

For example, extremely low temperatures and increased moisture compromise the immunological robustness of animals and create more favorable conditions for pathogens. This adverse weather event results in ideal growing conditions for larkspur, which is extremely toxic to cattie. During this loss period, larkspur would be growing more abundantly, and therefore, increased consumption by livestock would result in increased mortality rates. These conditions increase the mortality rate beyond what is attributable to just the extreme cold.

In addition, drought can cause significant damage to pasture and native rangeland. As a result, cattle and other grazing livestock inventories may be intentionally reduced to avoid overgrazing on that land, or abnormal hay supplementation may occur.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our certain times of the year. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our cattle opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory. If we are unable to provide frequent replenishment of our cattle herd, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer

products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may

decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of packaging and film from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries

should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

We may experience difficulty in raising adequate capital through this offering and by attempting to obtain a line of credit.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms

acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research, development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our fixture capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our feed centers which will directly affect the number of cattle we can raise and market to our end consumers, and subsequently may materially harm our business, financial condition and results of operations.

In order for the company to grow and reach its goals we must be able to recruit and identify qualified personnel.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We may face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our beef products is highly competitive.

The Company intends to offer healthier, better-tasting beef products. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved beef products and thus may be better equipped than us to develop and commercialize their beef product lines. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our beef products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide feed stock for our cattle operations, which is the major source of differentiation from our competition.

We depend on these feed service providers to meet our cattle nutrition related demands and help them gain the adequate weight needed to produce our beef products. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon feed supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate feed production for our cattle do not provide feed quantity and quality enough to meet the cattle's nutritional requirements helping them perform to our expectations. Our feed suppliers may be less likely than us to be ab le to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular green sprouted cattle feed.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services such as monitoring the production of premium grade feed and monitoring our cattle feeding process.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, and/or a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of health focused Beef products our business depends on developing and maintaining close and productive relationships with our vendors particularly with regard Io the acquisition of cattle, the development of our cattle and the acquisition of premium grade cattle feed.
We depend on our vendors to sell us quality products at favorable prices particularly with regard to the purchase of cattle and premium grade cattle feed. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality products at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products.

Quality management plays an essential role in determining and meeting customer requirements, preventing sub-standard or unhealthy products and improving the Company's products and services.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the lo ss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not

covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source cattle and other feedstocks from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our cattle, we may be subject to faulty, spoiled or tainted cattle and feedstock inputs, which would negatively affect our end beef products to our consumers. This could decrease customer demand for our products. In addition, if there are serious illness or injury due to our beef products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our beef products and beef delivery services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

We will receive and store individually identifiable data associated with our customers, vendors and potential investors. Costs associated with information security — such as investment in technology, the costs of compliance with consumer protection laws and privacy laws, and costs resulting from consumer fraud — could cause our business and results of operations to suffer materially. Additionally, the success of our online operations relating to purchasing and the delivery of our beef pro ducts depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations we collect and store certain personal information that our investors and customers provide to purchase products or services enroll in promotional programs, register on our web site or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and

information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The risk of death loss in our cattle herd.

The risk of substantial death loss due to disease remains low with typical industry averages for death loss are below 3%, catastrophic events are noted in modem times. A direct economic impact of clinical and subclinical livestock disease conditions is the loss of, or reduced efficiency of, production. Lost production would negatively impact the Company. The magnitude of the economic burden will depend on production conditions and market circumstances.

Many of the risks of raising cattle may not be covered by available risk abatement options such as insurance in a cost-effective manner.

There are numerous potential sources of risk abatement available in tire cattle industry, and management of the Company, with the assistance of its industry expert advisers, is reviewing all credible alternatives. There is no assurance that risk abatement options, including insurance and governmental programs, are available to cover all risks. Further, risk abatement options may be available but may not be financially feasible. For these reasons, we can make no assurances that the risks of operating our business, many of which are discussed herein, can be hedged by risk abatement plans and programs.

Our beef cattle business uses 3rd party processing plants to package and age the Beef we produce.

We compete with large producers and other cattle producers for such business, which may be in limited supply. If we are unable to achieve cattle volumes on feed it could affect our ability to achieve commercially reasonable prices for processing and packaging, which could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We are heavily dependent on our ability to distribute directly to our consumers.

In the United States, where substantially all of our beef will be sold, we must build our consumer demand from scratch. We currently have a limited network of relationships, and our sustained growth will require us to build and maintain a much larger pool of relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to build and maintain a distribution network for our beef products and/or secure additional distribution contracts on terms favorable to us, or at all.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beef can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation or failure to meet reasonable contractual requirements) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beef supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, when we have entered contractual relationships with potential distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beef distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our Beef cattle operations in the event that we change our business model for outsourcing managing the cattle, for harvesting the cattle and for shipping Beef products.

Federal, state and local laws and regulations govern the production and distribution of beef, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. If we change our business model, then we may have to obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Trade Bureau, the Food and Drug Administration, state regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Trade Bureau or any state or jurisdiction to revoke its permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We may experience a shortage of seed, hay or cattle necessary to distribute beef.
We can only distribute our beef through dependence on third parties. If beef demand increases, we may experience a shortage of available inputs needed to fill sales orders. If we cannot meet our cattle requirements through purchases, we may be required to delay some of our beef shipments. Such delays could have an adverse impact on sales and relationships with customers and potential wholesalers.

The beef cattle business is somewhat seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Inability to secure beef-packers for our products could impair our operations and substantially reduce our financial results. We rely on third parties, called beef packers in our industry to process our products. We currently have three parties interested in packing our beef. These packers will only enter into an agreement with us should we be able to produce the volume of cattle necessary to enter into such an agreement. Such agreements will take several calendar days prior to initiation to secure and once the initial term ends a subsequent extension period will need to be negotiated. Our dependence on beef packers puts us at substantial risk in our operations. If we are unable to build these relationships on an ongoing basis, we may be unable to establish such relationships on favorable terms, if at all.

The inability to attract or the loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We will seek to expand distribution of our products by entering strategic arrangements with restaurants or other direct store delivery distributors that have established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beef products. In many cases, such products compete directly with our products. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

We acknowledge the litigation risk to future operations.

The Company acknowledges that its business operations may expose it to various litigation risks, including but not limited to:

● Regulatory Compliance: Potential legal actions arising from alleged non-compliance with applicable laws and regulations.

● Contractual Disputes: Risks associated with disagreements or breaches of contractual obligations.

● Employment Practices: Exposure to claims related to employment practices, including but not limited to discrimination, harassment, or wrongful termination.

● Intellectual Property: Potential litigation concerning the infringement or misappropriation of intellectual property rights.

● Product Liability: Risks related to claims arising from alleged defects or failures in the

● Company's products or services.

The impact of such Litigation Risks can significantly affect the company's ability to survive.

The Company recognizes that litigation risks may have significant impacts, including:

● Financial Impact: Costs associated with legal defense, settlements, or judgments.

● Reputational Damage: Potential harm to the Company's public image and brand value.

● Operational Disruption: Diversion of management attention and resources from core business activities.

While the Company endeavors to mitigate litigation risks through the strategies outlined above, it cannot guarantee that it will be free from legal actions or claims.

We rely in part, on our third-party providers to maintain the quality of our products; these providers include the provider of our sprouts the companies harvesting the cattle butchering the meat storing, the beef packaging the beef and shipping the beef products.

The failure or inability of these parties to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Each third-party will be required to maintain the quality of our products and to comply with our product specifications and requirements under their certification. Each third party may also be required to comply with all federal, state and local laws with respect to food safety. However, our third parties may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or

applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. It could also create food safety issues, especially on the storage, packaging and shipment of beef products. We would have these same issues with any new service providers, and they may be exacerbated due to the newness of the relationship. The failure of any provider to produce end products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Risks Related to the Securities

The Common Units will not be freely tradable until one year from the initial purchase date. Although the Common Units may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Units. Because the Common Units have not been registered under the Securities Act or under the securities laws of any state or non- United States jurisdiction, the Common Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Units may also adversely affect the price that you might be able to obtain for the Common Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The company is Managed by Designated Co-Managers but vacancies in a Manager Position will be filled by vote of a majority of the voting Common Units of the Company; A majority of the Company is owned by a small number of owners; The Board of Directors, the Co-Managers, and the officers of the Company are responsible for the conduct of the business of the Company and Investors have no input and very limited rights.
Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential

investors are willing to pay for the Company. In addition, the Managers, officers and directors of the Company could use their positions to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the

income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Manager and the Company's officers, agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Limited Liability Company Operating Agreement.

Purchasers Will Not Participate in Management

Our Manager has full responsibility for managing our Company. Our Manager and officers will have the authority to operate the Company in the ordinary course of business. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances when there is a vacancy in the Manager position and as allowed under Delaware law. Please consult the Limited Liability Company Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Plainview Beef Co LLC has successfully transitioned from a pre-revenue startup to an operational company generating revenue through two distinct product lines. Following the successful completion of our Series A Regulation CF offering in May 2024, we have achieved all major operational milestones including cattle harvesting, premium beef sales, and the launch of our tallow-based skincare product line.

Business Plan - The Company

Plainview Beef Co LLC has successfully transitioned from a pre-revenue startup to an operational

company generating revenue through two distinct product lines. Following the successful completion of our Series A Regulation CF offering in April 2025, we have achieved all major operational milestones including cattle harvesting, premium beef sales, and the launch of our tallow-based skincare product line. Our Offering seeks to capitalize on proven market demand and exceptional product quality to scale operations significantly. Customer feedback consistently validates the superior quality of our grass-fed beef compared to conventional grass-fed alternatives, supporting premium pricing and strong customer retention.

The addition of our skincare product line demonstrates our ability to maximize value from every aspect of our operations while serving the growing natural products market. This offering will fund expansion to meet increasing demand, enhance our direct-to-consumer platform, and establish wholesale distribution channels that leverage our proven operational success and exceptional product quality.

Business Plan – The Co-Issuer

Plainview Beef 2025 CF2 SPV LLC (the "Co-Issuer") was formed by or on behalf of the Company on August 14, 2025 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's Securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Grass-fed beef		Natural products market.
Skincare product line		Natural products market.

This Offering will fund expansion to meet increasing demand, enhance our direct-to-consumer platform, and establish wholesale distribution channels that leverage our proven operational success and exceptional product quality.

We have established two primary revenue streams that validate our business model. Our direct-to-consumer beef sales consistently command premium pricing due to superior taste and quality characteristics that customers readily recognize. Additionally, our tallow-based skincare product line has gained market traction among consumers seeking natural, sustainably-produced personal care products.

Competition

The Company's primary competitors are conventional grass-fed alternatives.

Proven Product Superiority
Our beef products have demonstrated measurable quality advantages over conventional grass-fed alternatives through customer feedback and retention metrics. This quality differentiation enables premium pricing and creates strong competitive barriers against conventional producers.

Sustainable Technology Leadership
Our proprietary sprout-growing technology provides significant environmental advantages including 90% reduction in water usage compared to traditional farming methods. This technology also eliminates weather-related production risks and enables year-round consistent operations.

Diversified Revenue Model
The combination of premium beef sales and tallow-based skincare products creates multiple revenue streams from single production inputs. This diversification reduces risk while maximizing value capture from our cattle operations.

Direct Customer Relationships Our direct-to-consumer approach enables higher margins while building strong customer relationships based on transparency and quality. These relationships provide valuable feedback for product development and create barriers against competitive displacement.

Operational Efficiency Our controlled production environment eliminates many variables that affect conventional cattle operations, resulting in more predictable costs and quality outcomes. This operational advantage becomes more valuable as we scale production.

Supply Chain and Customer Base

Our operations depend on specialized equipment suppliers for sprout-growing technology and processing equipment, feed stock for our cattle operations, cattle, and a variety of services and non-core functions and operations.

Retail consumers of beef who will participate in a direct-to-consumer format.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 12501 S Florence, Jenks, OK 74037

The Company conducts business in OK and KS.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$205,925
General Marketing	0.00%	$0	8.49%	$349,737
Equipment Purchases	0.00%	$0	17.79%	$732,694
General Working Capital	95.00%	$23,750	14.96%	$616,042
Cattle Inventory and Operations	0.00%		53.76%	$2,214,102
Total	**100.00%**	**$25,000**	**100.00%**	**$4,118,500**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company.

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the issuer. The Company may alter the use of proceeds under the following circumstances: Decision by the Manager.

MANAGERS, OFFICERS AND EMPLOYEES

Manager and Officers of the Company

The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gabriel Orr

All positions and offices held with the Company and date such position(s) was held with start

and ending dates

Chief Executive Officer and Co-Manager, Inception-Present
Since founding the Company, he has successfully led the transition from concept to operational profitability, demonstrating strong execution capabilities across facility development, technology implementation, and market development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Name of Entity: Precision Capital Ventures, LLC
Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities.
Title: Managing Member
Dates of Service: 2021 – 2024
Responsibilities: Manage venture development firm which evaluates and works toward securing various investment opportunities.

Name of Entity: Cool Blue Capital, LLC
Principal Business of Entity: Creating and developing private equity, venture capital and other investment opportunities and raising funds to execute such opportunities.
Title: Consultant
Dates of Service: 2020 – 2022;
Responsibilities: Assist in securing Philippine market approval of an American company's patented technology.

Name of Entity: Cornerstone Energy Development, Inc.
Principal Business of Entity: Development, management and exit of wind energy projects
Title: Managing Director
Dates of Service: 2011-2018; Consultant, 2018-2022
Responsibilities: Developed and assisted in handover of $220 million wind energy project in Philippines.

Education

Master of Business Administration and Finance from Oral Roberts University, and Bachelor of Science in Finance from Oral Roberts University.

Name

Debra Sweeney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Customer Support Officer and Co-Manager, Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Rosie's Farm Properties
Principal Business of Entity: To own and develop controlled environment agriculture for both animal and human consumption.
Title: CEO
Responsibilities: Handled the majority of administration functions, while securing future possibilities through networking, grants, and future minded endeavors.
Dates of Service: 2021- Present

Employer: Self
Principal Business of Entity: Worked with APEX insurance Derrick Lopez to offer Life Insurance and Medicare Policies to our clients.
Title: Insurance Agent (Health and Life);
Responsibilities: Focused on providing insurance for the senior market including both final expense and Medicare.
Dates of Service: 2016-Present

Education

UCLA; Certificate of Early Childhood Education Teaching and Certificate of Early Childhood Education Administration Pacific Oaks College;
B ABLE program Nevada Real Estate Course Insurance Course for Life and Health Insurance AHIP Medicare education classes.

Management of the Co-Issuer

The Co-Issuer is managed by the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees and several 1099 contract contributors.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	14,049,370.4
Voting Rights	Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event. The Company and the Co-Issuer each have an Operating Agreement in place.
Anti-Dilution Rights	No anti-dilution rights
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms or information.	See Below
Difference between this security and the Securities being issued pursuant to Regulation CF	They are the same securities

Capitalization of the Co-Issuer

The Co-Issuer has one class of Units that represent, on a one-to-one basis, the Common Units of the Company.

As of the date of this Form C, the Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Republic Bank Finance
Amount outstanding	$42,589.40
Interest rate and payment schedule	0% interest, Monthly Payment $7,098.24
Amortization schedule	6 equal payments of 7,098.24 remaining over 6 months.
Describe any collateral or security	VC999 meat processing equipment
Maturity date	February 15, 2026
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Units	2,926,950	$2,149,750.00	Initial operations and product development	May 9, 2024	Regulation CF

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Company

Key Components of Ownership Structure

Ownership is divided into Units, namely Common Units, which represent the economic and voting interests in the Company. The Company may issue Incentive Units to employees, officers, or consultants as part of a Board-approved plan. Initial Members contributed their rights, title, and interests in Plainview Beef 2024 CF SPV LLC (PVB SPV), a Delaware LLC, was formed as a crowdfunding special purpose vehicle to facilitate the Company's Regulation CF offering in 2024. PVB SPV acquired Common Units of Plainview Beef Co LLC and issued an equivalent number of its own Common Units to investors, maintaining a one-to-one relationship. PVB SPV investors are considered Members of the SPV, not directly of Plainview Beef Co LLC, but their economic interests are tied to the company's Common Units through the SPV's holdings.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity

securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Gabriel Orr	22.99%

Ownership of the Co-Issuer

The Co-Issuer will be owned 100% by the Investors.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Key financial and developmental milestones include: Raised $2.15M through an initial Regulation CF offering - Began operations in July 2024 following initial round of capital raise. - Installed sprout growing equipment in October 2024 to support its controlled environment agriculture model for cattle feed. - Acquired initial livestock (118 head of cattle) on November 2, 2024, with plans to finish feeding them in approximately 160 days. - Aim is to feed and harvest approximately 240 head of cattle by the end of 2025. - Projects scaling to 12 lines of sprout growing equipment and achieving profitability by 2027, contingent on successful scaling and additional funding. - As of December 31, 2024 (most recent fiscal year-end reported in the April 2025 annual filing), the company had no revenue from sales but reported $4,881.76 in other income, with a net loss of $304,633.92 due to startup expenses. Operational Challenges The company faces several operational hurdles as a startup in the beef industry, leveraging innovative controlled environment agriculture (e.g., sprout-based feed to reduce water use by ~85%) but lacking established history:

No Operating History: Formed in 2024 with no prior operations, leading to potential expenses, difficulties, and delays in executing its business plan in a competitive sector.

Reliance on Third Parties: Depends on external providers for cattle sourcing, feed, transportation, processing, and services; interruptions could impact product quality, supply chain, and costs.

Scaling Production: Plans to grow herd to over 2,000 cattle by year 5, but faces challenges in ensuring no steroids/hormones/antibiotics, and achieving superior beef quality (tenderness, taste, nutrition) to compete with traditional or grass-fed producers.
Market Positioning and Development: Business model, products, and services are untested in the public market; no guarantee of consumer demand for its "healthier" beef, which avoids "organic" labeling in favor of full disclosure.

Competition: Competes with larger companies having greater resources for R&D, marketing, and distribution; aims to price in the bottom third of grass-fed beef but must build demand from scratch. Liquidity Challenges Liquidity is a significant concern for both the company and investors, given its early-stage status.

Company Liquidity: As of December 31, 2024, cash and cash equivalents totaled $327,428.37, supporting operations with no short- or long-term debt $0 reported. However, minimal liabilities $2,015.53, mainly credit card debt contrast with a net loss of $304,633.92, indicating reliance on raised capital. Additional funding may be needed for scaling, with no assurance of securing it on favorable terms, potentially delaying operations.

Investor Liquidity: Shares are illiquid, not traded on public exchanges, with a one-year lock-up period post-issuance. Resales are restricted under Rule 501 of Regulation CF to accredited investors, family, or in specific circumstances like death/divorce. Returns may only occur via distributions, acquisition, or IPO, which could take 5-7+ years—if at all.

Funding Risks: If minimum funding goals are not met in offerings, funds are returned, but ongoing liquidity depends on operational cash flow, which was negative in 2024 due to startup costs.

The Company does not expect to achieve profitability during the 12 months following receipt of the Offering proceeds through approximately August 2026, based on its projections of reaching consistent profitability only by 2027, once it has scaled to 12 lines of sprout growing equipment and a sufficiently large cattle herd to support ongoing operations.

Liquidity and Capital Resources

Should the ($25,000) Minimum Raise be achieved:

Intermediary Fees (5%): $1,250 will cover platform fees for the offering.

General Working Capital (95%): $23,750 will support day-to-day operations, including seasonal inventory fluctuations and operational expenses by providing working capital for operational needs, while critical equipment and inventory expansions are deferred to be funded out of free cash flow from operations.

Should the ($4,118,500) Maximum Raise be achieved:

Intermediary Fees (5%): $205,925 will cover platform fees.

General Marketing (8.49%): $349,737 will fund digital marketing enhancements, direct-to-consumer platform expansion, and partnerships with restaurants and specialty retailers.

Equipment Purchases (17.79%): $732,694 will support facility and equipment expansion, including sprout-growing equipment, processing capabilities, cold storage, packaging systems, and potentially a second beef processing facility with automation.
General Working Capital (14.96%): $616,042 will ensure operational liquidity, support expanded operations, and provide flexibility for unforeseen opportunities or challenges.

Cattle Inventory and Operations (53.76%): $2,214,102 will fund significant cattle inventory expansion, support multiple harvest cycles, and potentially establish breeding operations for supply chain control.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 3,168,076.9 of Common Units for up to $4,118,500.00, without considering investment bonuses. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the Securities to purchasers of such Common Units. The Co-Issuer is offering up to 3,168,076.9 of its Units for up to $4,118,500.00, without considering investment bonuses. The Issuers are each respectively attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Issuers must receive commitments from investors in an amount totaling the Minimum Amount by August 22, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuers will each accept investments in excess of the Minimum Amount up to $4,118,500.00 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated.

Investment Bonus Units- Bonus Units will be offered to Accredited Investors only as follows:

PLAINVIEW BEEF CO

Bonus LLC Units offered to Accredited Investors / Calculator of the # of LLC Units based on $ Amount Invested

Bonus Shares being offered to Accredited Investors of > $ 20,000			
	Investment Amount	**Bonus %**	**Resulting Ownership** (in Common Units)
Reg CF Investors			
(Contingent on Net Worth or Annual Income, whichever is greater)			
If Net Worth or Annual Income is less than $124K - then limit is 5%			
If Net Worth or Annual Income is greater than $124K - then limit is 10%	$ 500	0.0%	384.6
An investment of $0 to $20K will be at our standard terms -	$ 20,000	1.0%	15,538.5
An investment of more than $20,000 will receive bonus shares equal to the bonus % as shown in the table, if the investment is an amount between the table threshold amounts, the investor will receive the bonus shares for the closest threshold amount less than the $ amount invested.	$ 25,000	1.7%	19,551.3
	$ 30,000	3.3%	23,846.2
	$ 35,000	5.0%	28,269.2
	$ 40,000	6.7%	32,820.5
	$ 45,000	8.3%	37,500.0
	$ 50,000	10.0%	42,307.7
	$ 75,000	15.0%	66,346.2
	$ 100,000	20.0%	92,307.7
	$ 150,000	23.3%	142,307.7
	$ 200,000	26.7%	194,871.8
	$ 250,000	30.0%	250,000.0
	$ 300,000	32.0%	304,615.4
	$ 350,000	34.0%	360,769.2
	$ 400,000	36.0%	418,461.5
	$ 450,000	38.0%	477,692.3
	$ 500,000	40.0%	538,461.5

In order to purchase the Co-Issuer's Common Units and to obtain an indirect economic interest in the Company's Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment.

If any material change other than reaching the Minimum Amount occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours of their initial investment commitment, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive the in exchange for their investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for

his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Plainview Beef's pre-money valuation of approximately $22M for the Series B round is justified by its robust growth potential in the premium, grass-fed beef market, driven by a unique business model that maximizes profitability through high-margin by-products like beef sticks, tallow, collagen, and organ supplements. This round follows its initial raise which was valued at $15M post-money, the Company is nearing profitability and projects significant EBITDA growth (5x multiple yielding $7.5M in 2026, $39M in 2027, and $114M in 2029), supported by scaling from 250 to 2,000 head by 2029. Using the Venture Capital Method, a $114M exit value discounted at a 30% IRR over 4.4 years reflects this trajectory, while the company's innovative, sustainable approach in the $13–20B grass-fed beef market underscores a valuation that balances current performance with substantial future upside.

The minimum amount that a Purchaser may invest in the Offering is $500.00.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through EquityVest LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Issuers will act as transfer agents and registrars for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 19,231 Common Units.

At the initial closing of this Offering (if the minimum amount is sold), the Co-Issuer will have 19,231 Common Units outstanding.

At the initial closing of this Offering (if the maximum amount is sold), the Issuer will have 17,217,447.4 Common Units outstanding allocated. Should the entire maximum amount be raised through the top tier of the Bonus Unit structure to Accredited Investors, the Issuer could have as many as 18,484,678.12 Common Units outstanding.

At the initial closing of this Offering (if the maximum amount is sold), the Co-Issuer will have 3,168,076.9 Common Units outstanding. Should the entire maximum amount be raised through the top tier of the Bonus Unit structure to Accredited Investors, the Co-Issuer could have as many as 4,435,307.70 Common Units outstanding.

Anti-Dilution Rights:

Your ownership of the Securities will be subject to dilution. Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The material terms of the Securities are as follows:

The Securities do not have anti- dilution rights. The Issuers will act as transfer agents and registrars for the Securities. In addition, the Securities issued by the Company and the Co-Issuer are subject to further restrictions, which are included in the LLC Agreements for the Company and the Co-Issuer, including most notably the following:

Right of First Refusal. In the event that an Investor in the Company or the Co-Issuer wishes to sell its Common Units, the Company in essence has a right to purchase those Common Units on the same terms as the investor was willing to accept from a third-party purchaser.

Drag-Along Rights. The Company has drag-along rights where it can require investors to participate in a transaction involving a change of control on the same terms and conditions applicable to all owners of Common Units in the Company or the Co-Issuer.

Tag-Along Rights. In the event of a sale of 50% or more of the Common Units of the Company, then investors have the right to participate in that transaction on the same terms and conditions applicable to all owners of Common Units in the Company or the Co-Issuer.

Voting and Control

Holders of Common Units have no voting rights, with the exceptions that: (i) holders may vote to elect a successor Manager in the event that the position is vacant pursuant of the terms of the LLC

Agreement for the Company; (ii) holders of Common Units may be asked to approve Affiliated Party transactions in the event that there are no Board members who are disinterested; (iii) an amendment to the LLC Agreement is proposed that that has a materially and disproportionately adverse effect on Members of a class of Securities compared to the effect on other Members in the same class, or (iv) there may be other situations where the Board decides to seek Member approval. Further, there are also non-voting Common Units issued to Members other than Investors which do not have voting rights in any event. The Company and the Co-Issuer each have an Operating Agreement in place.

The Common Units may be designated by the Managers as either Voting or Non-Voting, pursuant to Section 4.01(c) of the Agreement. Voting Common Units have limited voting rights, which are exercised on a one-unit, one-vote basis subject to quorum requirements and the affirmative vote of Members holding a majority of the outstanding voting Membership Interests. These rights are restricted to specific matters expressly provided in the Agreement or required by Applicable Law. Examples include electing a successor Manager in the event of a vacancy due to removal, resignation, death, or incapacity of the Manager, pursuant to Section 7.02(c). This requires a majority of the voting Common Units or, if necessary, an election where each Member votes their number of voting Common Units. Approving a Change of Control if Member approval is required, pursuant to Section 8.05. Instructing the Manager on how to vote any securities held by the Company that are entitled to a vote, on a one-vote-per-Unit basis proportional to the Member's Capital Account, pursuant to Section 4.11(b). Members do not have general voting rights on day-to-day operations, removal/replacement/appointment of Managers except as noted above for successor election, calling meetings, or other matters unless expressly provided in the Agreement or required by Applicable Law (under the Delaware Act for certain major actions like mergers or dissolution if not otherwise delegated to the Manager). Non-Voting Common Units have no voting rights on any matter where holders of voting Common Units are entitled to vote. They are not considered outstanding for purposes of determining voting percentages, majority or supermajority approvals, pursuant to the definition of "Non-Voting". The Agreement is manager-managed, so most decisions are made by the Manager or Board without Member votes. Meetings of Members where votes could occur on applicable matters may be called only by the Manager or as required by Applicable Law, pursuant to Section 4.08.

The Company does not have any voting agreements in place.

The Company has an LLC Operating Agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of

the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Issuers do not have the right to repurchase the Common Units.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Common Units by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gabriel Orr
_____
(Signature)

Gabriel Orr
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gabriel Orr
_____
(Signature)

Gabriel Orr
_____
(Name)

8/22/25
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Gabriel Orr
_____
(Signature)

Gabriel Orr
_____
(Name)

Chief Executive Officer
_____
(Title)

8/22/25
_____
(Date)

/s/Debra Sweeney
_____
(Signature)

Debra Sweeney
_____
(Name)

Customer Support Officer and Co-Manager
_____
(Title)

8/22/25
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

Exhibit B   Video Transcript

Exhibit C   Subscription Agreement

Exhibit D   Operating Agreement of Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

PLAINVIEW BEEF CO LLC

Financial Statements

For the Year Ended December 31, 2024

PLAINVIEW BEEF CO LLC
Financial Statements
For the Year Ended December 31, 2024

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Plainview Beef Co LLC
Jenks, OK

Qualified Opinion

We have audited the accompanying financial statements of **Plainview Beef Co LLC** (an S corporation), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in members' equity and cash flows (collectively, "the financial statements") for the year then ended, and the related notes to the financial statements.

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion section of our report, the financial statements referred to above present fairly, in all material respects, the financial position of **Plainview Beef Co LLC** as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Qualified Opinion

We did not observe the taking of the physical inventories at December 31, 2024 (stated at $274,845), since that date was prior to the time we were initially engaged as auditors for the Company. We were unable to obtain sufficient appropriate audit evidence about inventory quantities by other auditing procedures.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Plainview Beef Co LLC** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company began operations during 2024 and did not have any sales during 2024, which creates uncertainty about the Company's viability into the future. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

above+beyond
AdamsBrown, LLC

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Plainview Beef Co LLC's** ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Plainview Beef Co LLC's** internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Plainview Beef Co LLC's** ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

AdamsBrown, LLC

ADAMSBROWN, LLC
Certified Public Accountants
Wichita, Kansas

August 12, 2025

PLAINVIEW BEEF CO LLC
Balance Sheet
December 31, 2024

<u>ASSETS</u>

Current Assets

Cash and Cash Equivalents	$	24,793
Inventory		274,845
Investments		302,636
Total Current Assets		602,274

Property and Equipment

Buildings	114,693
Equipment	210,392
Vehicles	24,050
Pens	46,701
Accumulated Depreciation	(9,817)
Net Property and Equipment	386,019

Total Assets	$	988,293

<u>LIABILITIES AND MEMBERS' EQUITY</u>

Current Liabilities

Accrued Expenses	$	2,017

Members' Equity

Members' Equity	1,038,776
Due from Member	(52,500)
Total Members' Equity	986,276

Total Liabilities and Members' Equity	$	988,293

The accompanying notes are an integral part of the financial statements.

PLAINVIEW BEEF CO LLC
Statement of Operations
For the Year Ended December 31, 2024

Net Sales	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expenses		
Selling, General and Administrative Expenses		324,974
Loss From Operations		(324,974)
Other Income		
Other Income		4,882
Investment Income		15,458
Other Income		20,340
Net Loss	$	(304,634)

The accompanying notes are an integral part of the financial statements.

PLAINVIEW BEEF CO LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2024

Members' Equity Beginning of the Year	$	-
Net Loss		(304,634)
Capital Contributions		1,343,410
Members' Equity End of the Year	$	1,038,776

The accompanying notes are an integral part of the financial statements.

PLAINVIEW BEEF CO LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net Loss	$	**(304,634)**
Adjustments to Reconcile Net Loss to Net Cash		
Used by Operating Activities		
Depreciation Expense		**9,817**
Gain on Investments		**(11,952)**
(Increase) Decrease in		
Inventory		**(274,845)**
Increase (Decrease) in		
Accrued Expenses		**2,017**
Cash Used by Operating Activities		**(579,597)**
Cash Flows from Investing Activities		
Cash Paid for Purchases of Fixed Assets		**(373,176)**
Purchase of Investments		**(1,321,200)**
Sale of Investments		**1,030,516**
Cash Used by Investing Activities		**(663,860)**
Cash Flows from Financing Activities		
Capital Contributions		**1,268,250**
Net Increase in Cash		**24,793**
Cash at Beginning of Year		**-**
Cash at End of Year	$	**24,793**
Supplemental Disclosure		
Capital Contribution in Exchange for Capitalized Labor	$	**22,660**
Capital Contribution in Exchange for Due from Member		**52,500**

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Plainview Beef Co LLC was created in January 2024 as a start-up company through crowdfunding and operations began in July 2024. The Company raises sustainable cattle and sells beef, beef tallow products, and beef supplements directly to consumers. The cattle are raised in the midwestern region and beef and tallow production is out of Oklahoma.

Fiscal Year
The 2024 fiscal year includes transactions from June 26, 2024, through December 31, 2024.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers checking, savings, and depository accounts with financial institutions to be cash and cash equivalents.

Inventory
Inventory consists of cattle inventory and is stated at the lower of cost or net realizable value. Total inventory as of December 31, 2024 was $274,845.

Investments
Investments consist of money market funds. Investments are recorded at their fair value with realized and unrealized gains and losses reported in income.

Revenue Recognition
Revenues are recognized when control of the promised goods are transferred to the customer, in an amount that reflects the consideration the Company expects to collect in exchange for those goods. There were no sales for the year ended December 31, 2024.

100% of the Company's revenues will be recognized at a point in time.

Depreciation
Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

	Years
Buildings	15
Equipment	5-7
Vehicles	5
Pens	7

Depreciation expense was $9,817 for the year ended December 31, 2024.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2024 was $44,815.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its members and are taxed at the individual members' income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis. The Company determines lease classification as operating or finance at the lease commencement date.

The Company combines lease and nonlease components, such as common area and other maintenance costs, in calculating the ROU assets and lease liabilities, if needed. The Company allocates the consideration to the lease and nonlease components using their relative standalone values.

The lease term may include options to extend or to terminate the lease that the Company is reasonably certain to exercise. Lease expense is generally recognized on a straight-line basis over the lease term.

The Company has elected not to record leases with an initial term of 12 months or less on the balance sheet. Lease expense on such leases is recognized on a straight-line basis over the lease term.

NOTE 2 – COMPANY CONDITION

The Company is a start-up and has incurred significant losses since its inception. As of the date of these financial statements, the Company has limited revenue-generating activities and relies heavily on external financing to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. However, the Company is planning to commence sales in the near future, which is expected to generate revenue and improve its financial position. Management is actively seeking additional funding to mitigate these uncertainties. However, there can be no assurance that such efforts will be successful.

NOTE 3 – FAIR VALUE MEASUREMENTS

Accounting guidance established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below.

Level 1
Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis:

Money market funds are valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1.

The following table presents assets measured at fair value by classification within the fair value hierarchy as of December 31, 2024:

	Fair Value Measurements			
	Level 1	**Level 2**	**Level 3**	**Total**
Money Market Funds	$ 302,636	-	-	302,636

NOTE 4 – LEASES

The Company has a facility operating lease with a term through October 2025. The facility rent expense was $4,000 for the year ended December 31, 2024. The Company has other various short term leases, and total rent expense for the year ended December 31, 2024 was $6,773. Future minimum lease payments are as follows:

Years Ending December 31,		
2025	$	8,000

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company made total guaranteed payments of $90,000 to members of the Company during the year ended December 31, 2024.

The Company reimbursed expenses to members of the Company and their family in the amount of $27,096 for the year ended December 31, 2024.

The Company has a receivable due from a member (related party) related to capital contributions. As of December 31, 2024, the amount due was $52,500. This has been reported as a reduction to total members' equity on the balance sheet.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 12, 2025, which is the date the financial statements were available to be issued

Exhibit B

Video Transcript

Video 1:

As we've looked around at the grass-fed beef available out there, there's a lot out there. It's easy to go find grass-fed beef. Most of it is probably healthier for us, but it's also tough and lacks some taste. And we feel like we've been able to come up with a process that's going to revolutionize that and allow us to take grass-fed beef to another level and revolutionize the industry by developing a tenderness in the meat, developing the marbling and the muscle in those cattle that doesn't happen today. So we're excited about that.

Video 2:

We wanted to create a healthier meat product because we actually live that experience too through our family, and we want healthy alternatives. So we're looking for that as well.

There's a need for that. And then we also love to help people to get into good investments, right? So we feel like we've vetted through a list of many of them, and we feel like this is something we can understand and we can do all the things that are needed to be done to evaluate it. And this is something we really believe in.

Video 3:

Our process is we're going to be able to control the growing environment, control the food, deliver the food to the cattle so that they don't have to walk miles and miles a day to get that food. It allows them to live the last 120 to 180 days of their life in a more cushy environment. When that happens, they naturally develop the muscle marbling that's required to meet USDA grading standards. And the reason it's required there is because that's what's necessary to achieve tenderness and taste in the meat. That marbling cannot occur when they're out walking miles and miles a day to get enough food. So I really do believe that the process we're planning to use is a game changer. It's certainly our aim, and it's also not

been possible because you couldn't grow that amount of grass right and bring it to the cattle so they could eat it in an efficient way. We're able to do that through our automated growing centers. And we also believe the nutritional value of that grass they're eating is actually superior to pasture grass. We have a very strong belief that our cattle would be, if not as healthy, potentially healthier.

Video 4:

We want things in plain view. So we started this because we want people to understand what they're eating and how it's being made, what the process goes into it. And we also want to help people to be involved in the process. So we want to provide an opportunity for people to be able to invest and be an owner in what we're doing and have oversight on what goes into and all the hard work that goes in behind it. Yeah, it seems like we've developed a frustration that's led to a distrust. When we go to a grocery store, we go to websites that make claims of organic food or organic beef. And we always find ourselves questioning, what's that really mean? What's really gone into that meat? How could we create something that would be better than that, that people could really trust and actually have some involvement in. So that's a neat part of what we're doing, allow our investors to be involved, to be a consumer, to be a subscriber, to get their beef from us and participate with us in how we do it, what we do and we'll keep everything in plain view.

Video 5:

We have partnered with a platform called Equity Vest. The mission behind Equity Vest is to gather an opportunity for faith-based investors to hear about people of faith with a focus on building the kingdom and really doing things that would champion the cause of faith around the world and support the gospel going into the far-reaching places. And I think that's something that we never lose sight of. But we also understand it takes resources and it takes partnership for these things to be successful and it's not just one person doing their own thing. It's all of us doing our part and when we all do

our part, it makes a tremendous impact. But having seen both sides of that, what's most important is the faith aspect of this for me.

Podcast – Video 6:

Today, I'm here with Gabe or actually a buddy of mine from back when I went to Oral Roberts University, good basketball player. I did beat him a few times but that's, that's then but Gabe has started this amazing company where he's a founding member of that's called Plain View Beef Company. And this is super exciting because basically Gabe essentially is trying to take grass fed beef, legitimate grass fed beef, grass fed grass finished, you know, to all of us here in the United States of America. So Gabe, can you just give me a little rundown of kind of where this came from? I've done a lot, lot since last time. I, I thought we, we got together at Old Robert. But ho how did this all come about? Yeah, absolutely, man. I appreciate you having me on and it's great to, to connect this way and yeah, I have to admit you, you beat me more than I beat you at basketball. So, so at least we get, we get that out of the way. Playing view beef is, is it started really from,, I guess a frustration or an irritation. I, I've lived overseas for some of my journey and then coming back to the US and having young kids now and going to the grocery store and just seeing all these advertisements and all these labels and it's like, what does this even mean? Trying to, to figure, figure out what are we really eating here? And so I think it's just plain view is really what, what we wanna be, we want things to be in plain view and we believe sunlight is the best accountability. So let's just shine the light on what we're doing, all of our practices and how, what everything that goes into it and let's let people really see what they're eating and understand what goes into it. So, let's keep it in plain view. That's, that's really the, the short message behind what we're trying to do, man. I love it. And so your I mean, I know for my patients, you know, I think I mentioned you before like they go get grass fed beef, 100% grass fed. That's the sticker says and then they are getting sick from it or like, you know, got digestive issues, they go down the street to their buddy who's got a farm who's, you know, as the cows running around in the fields and, you

know, but it, they eat that and they're totally fine. Like, what is the deal? So I don't know if, you know, II, I don't exactly know because I'm not in the industry, you know, what exactly is happening behind the scenes. But I think that's huge.

What you're saying right there is. Yeah. Damn. I, I didn't even realize playing views is that's where that, that name is from. That's, that's awesome. I like, yeah, cool. Yeah, I mean, absolutely. Like we, we've all lived it. Right. You, you you think that you're getting what, what you're, what organic or 100% natural or all these different things that people say about the food that we eat and it's like they do it, but it's like a minimum requirement and then they figure out a way to get around it and they figure out a way that they can make more money and all of the things we've all lived. Right? And so obviously we, we wanna make money, we're in business to make money, but first and foremost, we wanna give people a healthy product that, that their body can recognize as something that's gonna help them. I mean, if that wasn't our number one goal in this, we, we, we, we shouldn't get in it. because we're not differentiating ourselves from what's out there. So, the processing of the meat, the way the animals raised a healthy animal, it, it starts with the healthy animals. So if you have a healthy animal, then you're gonna have a healthier, healthier by product. And so it's that, but then it's also can you measure it, can you measure the inputs? Can you, do you understand all the variables that go into the animal and can that can you, can you quantify that and data and repeatability and, and all of these things. So this is what we're trying to do is merge traditional cattle methods with modern technology to help us to produce a product that can actually be held accountable that we can actually just be like, it's as simple as here's how we grow the feed for our cattle. Here's what we give them, check it out. It's, it's very much in plain view and then tell me that it's not healthier than what you're getting at the grocery store and I think people will get it right away. So nice. Yeah, I was thinking it's, you guys are basically using technology for good. You know, we're, we're here that that's an interesting concept, right? The terribleness of technology and how it's, you know, is this deplorable thing and how it's, it's destroying humans, all this kind of stuff. But which, of course, it's, it's used for a lot of terrible

things,, or it gets skewed in the end of many times. But, yeah, I think it's amazing,, because we got all these people who want to eat real food,, and, and want that opportunity. But, and in most ways, technology, you know, all these hybridization and, you know, genetic modifications, all this kind of stuff is actually, you know, may made life a lot more difficult for the majority out there unless you're just, you know, really dialed in you, you know, get your own homestead going, which I'm not gonna have a homestead. So I'm glad you're, you're making that, that possible. So can you, cause you told me that you grew up in a farming family, right? You were, you've had c they in Yeah. Yeah. So my,, my family, my,, my grandpa and then his father before and they, they homesteaded in Kansas. So they started the farm. It's been with the family ever since it was homesteaded. So 100 plus years,, same place in Kansas and, thousands head of cattle, if not, hundreds of thousands have gone through there. So,, my, my grandpa and then my, my uncle now lives on the family farm. , he's, he's about to turn 80 he's still honorary and he still likes to, to tell me all kinds of stories and shoot holes and all. And this idea, which has really been amazing because I've gotten to sit down with him and talk through all aspects of this raising cattle, all the different things that go into it. And, you know, he's also a part of this as an advisor and we're just super excited to be able to think generationally to learn from the things that have been done and, and honor and just give so much props to all the hard work that the families put in. But also then bring this new application technology, all of the things that have gone into this and, and kind of marry that together, right? Take the best of what they've done for all these years and respect and honor and give the credit that's due and then try to, to bring merge in this technology which, you know, it can be like you said, it can be scary for people. But what we're trying to do is use technology to make it repeatable, make our inputs, something we can measure and filter and, and all of these different things and, and identify where the weaknesses are in the current way that cattle are raised and then use technology to help us to, you know, make sure that there's no contaminants like completely contaminant free and we can, we can monitor that we can repeat that. And so that's the power of technology. Nice. Nice. Yeah. So can you give me a rundown exactly of what, what's happening

there. As far as, you know, you got these cattle that, that are, are under your, your guys and then as far as the feeding practices and, and kind of how you're going about,, basically, you know, making sure they're grass fed, the grass fed process is, is, is golden. Yeah, great, great questions. So we're, you know, the cool thing about what we're doing is,, and, and obviously the, the interesting thing and, and something I've learned in, in finance, in the financial markets and also in, in developing other start ups throughout the years is economies of scale. It's so important being able to do things on a certain scale that allows you to really, you know, maximize the technology and the different things that are there. So, first of all, the, the project is a scalable project so it can, it can be done in a number of different places. So it's not one place or one location, it could be done, but really the, the power in it is about the growing center. So the growing center is what grows the feedstock for the cattle. And what that does is take just modern technology and it, it marries it with non GMO grain. So barley wheat, you take that and you give it, you put it through the system and it doesn't take any light, but it takes the right amount of water, the right circulation, the right amount of air and then just a little bit of time. And what that does is it sprouts it and it gets it to right to the stage where it has green lush grass, but it doesn't actually reach photosynthesis. And so what happens is that all the enzymes, all of those things that are so healthy for us and for the cattle are so much more digestible before the plant goes through that stage. And so we, what we found is when the cattle eat it, they get all of the benefit of like 400 to 500% more nutrients. And the real X factor here is that they can digest it. It's in digestible form. So they don't lose that protein, they don't lose those enzymes in the digestive process, they actually use it. And so it's just amazing how much healthier the cattle are. And so, and they gain better. So the protein that is actually used by the animal very similar to humans, you know, when we have digestible protein versus this protein that they sell us. And then it's like we just get rid of it out the other end, right? And, and so the same thing happens with the cattle. So we, we're finding some truly amazing results and we've fed this to, to other animals as well. And interestingly enough, they're just starting to feed it to some chicken farms and they're finding that 100% diet of this exact

same ration, the chicken poo doesn't even stink like it's, it's, it's absolutely crazy how much healthier the animals are when they get good quality feed. So, wow, that's super, that's super. So you, you feed the animals, this is like fodder. Is that what you call it or? Yes. Yeah. and then, and that's what they, they would basically subsist off during, during their lifespan. So, yeah, so let, let me just speak into that for a second. So cattle are, are almost all over the US are raised from the time they're born till they reach about £800 on grass. So even the, the grain fed stuff that we get in the supermarkets are grass fed for a certain portion of their life. But then what they do is they bring them into these highly confined lots and they feed them these rations full of corn and, and mixed,, stylish and all these different feedstocks and the cattle, you know, then get that and that just bloats them up to like 13 £1400. And then, and then that's where we get the current meat that we eat, got it, got it, got it. So you would be,, after those eight months, that's where you basically coming in and making sure that,, instead of getting, you know, the GMO corn and you know, all this glyphosate residues and all these pesticides, herbicide junk coming in soy stuff. You would be, you would be getting them the,, non GMO, you know, wheat barley. Exactly. So we get all non GMO seed and then we take that seed and we put it into our technology growing center and we monitor every input. So there's no outside variables. We can control all of it. And so we don't need to put any fertilizers, any pesticides, any hormones, nothing. So it's just water, seed and time and we take that feedstock then after a certain period of time and when we, we get it to reach the ultimate nutrition level for, for that particular whether it's wheat or barley, it reaches all the enzymes, all the proteins, we get it to that maximum level and we literally feed it within minutes from the time we harvest. So they're getting super fresh feed with the highest nutrient content. Gotcha. And so would this be so like a, a farmer in Washington State or a farmer in Texas or a farmer in Kansas or wherever they, they would, they could, they would all use this. Yeah. A absolutely. It could be done. And that's where I was speaking into the, the economies of scale because it's extremely expensive equipment. So you need to spread it, spread it over a large herd of cattle to make it economically viable. So, one of the cool things about what we're doing is, we're, we're trying to

appeal to those people that want to eat this stuff and want a homestead or, or want a different path, but they can't afford to, you know, it's not economically viable to do this for two or three head or, or even 100 or 200 head. You gotta have a herd of a couple of 1000 for it to really start to, to do well. So what I'm trying to do is say, let's do this in several locations and let people come. If you want this meat, why not be an owner in what we're doing? And so get them involved on the ground floor. And then I want to have conversations with people like you Matt that, that I can just share with them all the process that goes into it and, and so they can come along the journey and have ownership and, and be a part of what we're doing.

Gotcha. Gotcha. And so right now, is there like a certain farm you're, you're starting with or a certain space you're starting with or a group? Yeah. So we have we have some, some guys. So I, I grew up in, in Colorado farming and ranching with my family, our family farms in Kansas. I grew up in Colorado. We, we were raising cattle there as well and potatoes and, and corn and, and, and living the farm life, right? And, so we have a lot of friends there and a lot of long time relationships. And,, so we're gonna, we have the option to start either in Kansas or, or it may be a combination of all three, depending on the, the fundraise and, and the, the capital, but we'll start in Kansas, Oklahoma and Colorado. , we have the ability to, to scale it all of those, operations to several 1000 head of cattle and then obviously space and, and water and all the other things that go into, it will dictate where we move next. And we can certainly do it in certain parts all over the country. But the important thing is that we have the, the right environment and variables for the cattle to be raised and fed exactly the way we need them to be nice. Nice. Yeah, one thing I thought was cool is a lot of people talk about how, you know, if they get the grain for the standard stuff, it's like really tender, they get the other stuff. It's a little tougher. you know, the stuff. And so for the person that's going to get a burger all the time or, or you just get that steak or that filet mignon, they just love you were mentioning to me that one of the things or maybe you just explain to people why you know, so as far as the, the space required for an animal to be literally 100% grass fed all the time. , versus, you know, all, all the ruminating and walk around

they have to do and how that can kind of change,, change. Absolutely. A great question, changes the flavor profile of the meat. , so, I mean, a, a typical grass fed,, animal when it gets above that £800 mark, it's actually needing about £100 of grass, dry matter grass a day to, to actually consume enough to, to meet its energy requirements and then gain and put on the weight that it needs. So, in that process, if it's a free, free ranging, gotta go forever to find that grass, the cattle will typically roam 3 to to 6 miles a day to find that £100 of grass that they need. And so what we're trying to do that's pretty innovative is that technology can be and the harvest process that can happen every single day for every animal for the amount and quantity that it needs to have. And so they're eating this super high nutritious grass and it's we're bringing it to them so they don't have to go looking for it. And so what happens in that is the, the muscle development in the, the cattle happen in a more natural and a more long term basis. And so they, they tend to be able to then put the energy into growing themselves quicker as opposed to what they would do to just, you know, roam around. So it takes like half the time to get them to the same weight requirement. And then in that process, the meat stays a lot more tender because the muscle is not working into putting energy into finding food, but it's rather putting into growing, growing the, the animal. So, and, and we, we also believe and put a lot of research and a lot of data into this that the, the fat content in that muscle, which is also the flavor profile and where you get the different cuts of meat. And obviously, you can, you can eat a sirloin steak and you can eat a rib, eye steak and the fat profile that is different. So,, but if you want that real tasty, you know, fat profile, then in a grass fed,, sprout finished animal, like what we're gonna do, it's, it's gonna be, a lot more nutritious full of Omega three fats and a lot of other things that are, are just really good for you. So that's pretty exciting as well. That's awesome. But yeah, because you figure like, and a grain fed cow, you know, it's gonna have like a 9 to 1 Omega six to Omega three ratio, which is like we don't want that super inflammatory super irritating. It's what every American is trying to get away from. Or at least we're told we're supposed to a lot. Most people aren't actually act, act on that. Whereas the, the grass and c, you know, like you're doing, that's like a 2 to 1 ratio, which is like a,

so it's like you're getting nine x nine times the amount of omega six fatty acids, the more, more proinflammatory irritating fatty acids, you know, ones that they are so me, some membranes really rigid, you're getting bad for getting, you know, eating grain fed, standard beef all the time versus you could literally be getting this, you know, almost like ultimate food in the, in the grass fed piece of beef. That's Superman super. So where would then say you're they're like, man, I wanna buy that sounds awesome. You know, I, I wanna get, I wanna get some, you know, plain view beef. What, how does that process work or what's, what's the, the timetable without any ideas? Yeah, awesome. So I think I don't know if it was a couple of months ago or, or so that we talked when I first was kind of kicking this around and saying, hey, let me in on all your wisdom on the health side and help, help me on this. But from that time, we, we were kind of thinking we build up our herd and then we would put out our product line and, and go ahead and sell the beef directly to the consumers. Well, we we're gonna do that for sure. But before we take that step, we decided, hey,, we're hearing a cry from the groundswell of people that want to know what they're eating and also want a homestead and also would love to raise cattle and be a part of it. So we're saying, why not just back up a step. Let's just let people be a part of this. And so, so what we're doing is we're, we've put out a program which we're gonna invite investment and for just a minimum investment of $500 we're gonna give AAA five year discount on all the meat and then you'll be on the short list and the priority list for any meat as it comes along. So what we're doing is gonna raise capital to build our herd.

We're gonna start with 100 and 50 head and we're gonna scale that to 1500 head and then 3000 head of cattle as the capital comes in and those people that invest with us are also gonna have the priority right to, to get the meat from the cattle. They're also gonna get to follow the story as we build this all out and do it together. And so, and then, and then they're gonna get, you know, obviously, we can't, our projections show that they would get a, a pretty nice return over about a five year period of time. So all of that's gonna happen within the next 30 days. So we're really excited to launch that and get people on the investor side. But also we want obviously to have subscribers for the meat or, or even just purchases of the steak that

the ground beef, whatever. So you can check out our, our website. It will be plain view, Plainview beef.com. And we'll be putting up our retail shop there,, in the coming months as we begin to raise the cattle and it's gonna take us about six months to, we, we currently have cattle that we, we have at £800. So we're gonna bring those to the point where we can finish them through our process, but that's gonna take about 6 to 8 months. Gotcha. Awesome. Ok. So we basically need to go to Plain View Beef. My leave you.com.

Yeah. And then,, you got like some kind of, you can sign up for an email or just get a, get a, some subscription or, or basically get, so you can basically let them know,, when,, when this is gonna be available or, or just have something, make it, make sure that they don't know. I'll put it out there when you let me know what's available, I'll put it out there. Awesome. If you wanna check out Plainview beef.com, if you know anybody,, I personally don't have any vested interest. I mean, I love Dave and I, I'm 100% behind his vision. I know he's a, a solid man of God and a,,, just a, a, an honest human being who, who has been helping people all his life and will continue. So I'm, I'm behind 100% but I, I'm not,, I'm not getting anything from any of this. , I just wanna get, get G's vision out there. So if you know anybody or you know, anybody that's in the beef or you know, raising cattle, homestead and that kind of stuff, definitely share this with them so that you know, they, they can know this and then have this opportunity to get involved or you know, use this as part of what they're doing at their homestead. Yeah, appreciate that, Matt. And we also are offering this more information on the investment side through a website called Equity vest.com and you'll find all the details to, to become an investor there with Plainview beef as well. So either place. but 11 of the cool things we're doing is offering this to the faith based community where you can and there's other investments there. So as an exchange where people can really see other faith based creators that are trying to do things to maybe disrupt the current flow of the way business is going. Awesome, sweet. Yeah, so I'll put all those links below. So you can see those and you can check, check them out to be super good stuff. Dabe anything else you wanted to mention? I'm good. I'm good. I, I really appreciate your time and

you know, this is exciting that we can connect with people that are really conscious of their health and, and just have the same life passions. You do not, I mean, it's just always great to connect with people such as yourself that just have share our values and our the experience of trying to be, be healthy and just do things the right way. Yes, sir. Yes sir.

Exhibit C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Plainview Beef 2025 CF2 SPV LLC
12501 S Florence
Jenks, OK 74037

Ladies and Gentlemen:

The undersigned understands that Plainview Beef 2025 CF2 SPV LLC, a limited liability company organized under the laws of Delaware (the "Company"), is offering up to 4,435,307.7 of Common Units (the "Securities"). The Company was formed as a crowdfunding special purpose vehicle by Plainview Beef Co LLC, a Delaware limited liability company (the "Issuer"), to facilitate its Regulation CF offering (the "Offering"). All of the proceeds received by the Company in this Offering will be contributed to the Issuer in exchange for Common Units of the Issuer. The Common Units of the Company relate to the Common Units of the Issuer on a one-to-one basis.

This Offering is made pursuant to the Form C, dated August 22, 2025, as may be amended (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on August 22, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C and the Company's Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Equity Vest (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This

Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses set forth on the signature page of this Subscription Agreement (or such other address as either party shall have specified by notice in writing to the other):

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Joinder to Operating Agreement. By executing this Subscription Agreement and the Company's acceptance hereof, the undersigned hereby agrees to become a party to, and shall accept and be subject to, and comply with the terms, conditions and provisions of, the Company's Limited Liability Company Agreement, dated as of February 15, 2024, as amended from time to time (the "Operating Agreement"), as a "Member" and a holder of Common Units of the Company thereunder as of the date hereof and shall be entitled to the rights and benefits and subject to the duties and obligations of a Member and a holder of such Common Units thereunder as of the date hereof in the same manner as if the undersigned was an original signatory to the Operating Agreement. The undersigned agrees upon request to execute any further documents or instruments necessary or reasonably desirable in the view of the Company to carry out the purposes or intent of the Operating Agreement. The undersigned represents that the undersigned has had the opportunity to review the Operating Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to be $_____ for _____ units plus any applicable bonus or incentive units as outlined in the Company's Form C.

Plainview Beef 2025 CF2 SPV LLC
By_____ Name: Title:

Exhibit D

Operating Agreement of Co-Issuer

LIMITED LIABILITY COMPANY AGREEMENT

OF

PLAINVIEW BEEF 2025 CF2 SPV LLC

and

THE MEMBERS NAMED HEREIN

dated as of

August 20, 2025

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT
PLAINVIEW BEEF 2025 CF2 SPV LLC

This Limited Liability Company Agreement of Plainview Beef 2025 CF2 SPV LLC, a Delaware limited liability company (the "**Company**"), is entered into as of August 20, 2025, by and among the Company, Plainview Beef Co LLC, also a Delaware limited liability company, as the Manager of the Company and as the Initial Member executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement pursuant to a Closing or by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of Delaware (the "**Secretary of State**") on August 14, 2025 (the "**Certificate of Formation**");

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**");

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "**Securities**") issued by Plainview Beef Co, LLC (the "**Issuer**"), which will also serve as the Manager of the Company; the Securities will be Common Units of the Issuer and the Company may purchase up to 4,435,307.7 Common Units and will issue the same number of Units in the Company to Members as the number of Common Units of the Issuer that it purchases from the Issuer;

WHEREAS, the Company will issue Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Issuer to the Company pursuant to Regulation Crowdfunding; thus, the purchase price for each Unit issued by the Company will buy one Unit (as defined herein) of the Company's membership interests and the Company will use the purchase price paid to it to buy one Common Unit of the Issuer, which shall result in a one-to-one relationship between the Units issued by the Company and the Common Units of Issuer purchased by the Company; and

WHEREAS, the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section I.01   Definitions. Capitalized terms shall have the meaning ascribed thereto in Exhibit A hereto.

Section I.02 **Interpretation.** For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and gender-neutral forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section II.01 **Formation.**

(a)   The Company was formed on August 14, 2025, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b)   This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section II.02 **Name.** The name of the Company is "Plainview Beef 2025 CF2 SPV LLC" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to each of the Members of any change to the name of the Company.

Section II.03 **Principal Office.** The principal office of the Company is located at such place as may from time to time be determined by the Manager. Upon request, the Manager shall give prompt notice of the then current location of the office to each of the Members.

Section II.04 **Registered Office; Registered Agent.**

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section II.05 Purpose; Powers.

(a)   The Company was organized and will be operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Issuer and raising capital in one or more offerings made in compliance with CFR §§ 227.100 through 227.504 (**"Regulation Crowdfunding"**).   Thus, the Company will serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended (the **"Investment Company Act"**), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Issuer and to engage in any and all activities necessary or incidental thereto. If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section II.06 Risk of Operations.   In forming and continuing this Company, the Members recognize and acknowledge the speculative nature of the activities to be undertaken by the Company, and the Company, along with its Members and Manager, make no warranties or representations as to the possibility or probability of gain or against loss from the conduct of the Company business.

Section II.07 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS, LOANS, EXPENSES

Section III.01 Initial Capital Contributions. At the Initial Closing, or if applicable, at a Subsequent Closing, each of the Members shall make the Capital Contribution as provided in their Subscription Agreement and shall be deemed to own Membership Interests in the amounts set forth opposite such Member's name and address on **Schedule C** attached hereto (the **"Members Schedule"**). The Manager shall maintain and update the Members' Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

Section III.02 Additional Capital Contributions Provisions.

(a)   <u>Additional Capital Call Provisions</u>. No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Manager. To the extent that a Member makes an additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to reflect an increase in the Membership Interest of the contributing Member that fairly and equitably reflects the value of its additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members, but in all events, any such additional Capital Contribution shall be made in a way so as to insure that the Company is in compliance with the Crowdfunding Vehicle Rules.

(b)   <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a capital contribution with the Company as provided in Section 3.01, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member for the capital contribution, or exercising any other right or remedy available at law or equity.

Section III.03 Purchase of Issuer Securities. Immediately following or as a transaction consummated at a Closing, the Company shall use all amounts received as Capital Contributions from Members to purchase Securities of the Issuer pursuant to the Offering.

Section III.04 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.04. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section III.05 Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XI in respect of such Membership Interests.

Section III.06 Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section III.07 No Withdrawals from Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary, management or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section III.08 Loans. The Company will not borrow money and no loan shall be accepted by the Company from any source, including Members and Managers.

Section III.09 Issuer Obligation for Expenses and Fees.

(a) <u>Expenses</u>. The Issuer hereby agrees that it will pay or fund directly or reimburse the Company for any and all expenses, debts, liabilities or obligations incurred by the Company associated with the formation, operation, or winding up of the Company, including without limitation, amounts owed or incurred by the Company pursuant to , Section 7.08 (Compensation and Reimbursement of Manager), ARTICLE IX (Indemnification Obligations), Section 10.04(f) (Indemnification of Tax Matters Representative), Section 10.04 (Costs of Tax Returns) and Section 12.01 (Costs and Expenses). It is the intent of all parties to this Agreement that Issuer shall be obligated to pay any and all demands, causes of action, expenses, costs, damages, allegations, suits, liabilities and any and all other losses of every kind and character, including, without limitation, attorneys' fees and costs (collectively, "claims"), whether expected or unexpected, that are incurred by the Company as if such items were incurred directly by the Issuer.

(b) <u>Fees</u>. Issuer agrees that it will receive no compensation from the Company for any services rendered or payments made hereunder, and further, the Issuer agrees that

any compensation or expense reimbursement paid to any Person operating the Company will be paid solely by the Issuer.

Section III.10 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications without the consent any Member.


ARTICLE IV
MEMBERS


Section IV.01 Admission of New Members.

(a)   The Members agree that the Manager shall have the right to admit Members (i) upon the Initial Closing and in one or more Subsequent Closings held in accordance with the Offering, and (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VIII, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.04.

(c)   A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Manager may establish any terms and conditions of the addition of a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Units and admit new Members. This Agreement may be executed by a new Member by means of a Joinder Agreement, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Units of the Company.

(d)   Upon the admission of one or more Members on the date of the Initial Closing, the Initial Member shall (a) receive a return of any amounts contributed by the Initial Member, (b) withdraw from the Company, and (c) cease to be and have no further right, interest, liability, or obligation of any kind whatsoever, as a Member in the Company.

Section IV.02 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units. There shall be only one type, class, or series of Units. Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement.

Section IV.03 Authorization and Issuance of Units. The Company will only issue one class of securities and is hereby authorized to issue up to 4,435,307.7 Units. The purchase price paid by a Member for each Unit in the Company shall be used for the purchase by the Company of one (1) Common Unit of limited liability membership interest of the Issuer in the Offering. The Company and the Issuer will be deemed to be co-issuers under the Securities Act (15 U.S.C. 77a *et seq.*). In all events, the Company shall not raise more funds than permitted by Regulation Crowdfunding, which is currently $4,118,500.00 over a rolling 12-month period.

Section IV.04 No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section IV.05 No Withdrawal. So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act.

Section IV.06 Death. The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and Membership Interests owned by the deceased Member shall be eligible to be Transferred to such Member's Permitted Transferees, *provided*, that within a reasonable time after such Transfer, the applicable Permitted Transferees shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section IV.07 Meetings of Members.

(a) Meetings of the Members may be called solely by the Manager in its sole discretion, or as otherwise required by Applicable Law. No Manager is required to call regular, periodic, or other meetings of the Members, except as required by Applicable Law.

(b) Written notice stating the place, date and time of the meeting and describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member. The Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Members; *provided*, that the appropriate Members shall have been notified of the meeting in accordance with Section 4.07(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section IV.08 Quorum. A quorum of any meeting of the Members shall require the presence of the Members holding a majority of the outstanding Membership Interests. Subject to Section 4.09, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.09, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the outstanding Membership Interests.

Section IV.09 Action without a Meeting. Notwithstanding the provisions of Section 4.08, any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the outstanding Membership Interests. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section IV.10 Authority of Members.

(a)   Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall participate in the operation, management, or control (within the meaning of the Delaware Act) of the Company or have the power to act for or on behalf of, or to bind, the Company. Except as expressly required by applicable Law , no Member (in his, her, or its capacity as a Member) has any right or power to: (i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Manager, or any Officer; (ii) call, initiate, or otherwise cause to be formed any meeting of Members, except as expressly provided in this Agreement; (iii) vote or otherwise take any action to remove, replace, or appoint any Manager; or (iv) vote on any other matter related to the Company generally, or this Agreement, except as expressly provided in this Agreement.

(b)   Notwithstanding the foregoing or any other provision contained herein to the contrary, each Member shall have the right, power and authority to (i) instruct the Manager as to any vote of the Securities of the Issuer held by the Company, on a one vote per Unit basis, in the event such Securities are entitled to vote with respect to such issue, (ii) such Member instruct the Manager as to such Member electing to participate in tender or exchange offers or similar transactions conducted by the Issuer and the Manager shall cause the Member to participate in such transaction only in accordance with such instructions; and (iii) direct the Company to assert any rights under Applicable Law that the Member would have if that Member had invested directly in the Issuer pursuant to the Offering.

Section IV.11 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section IV.12 Certification of Membership Interests.

(a)   The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   If the Manager shall issue certificates representing Membership Interests in accordance with Section 4.12(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section IV.13 Other Activities; Business Opportunities. Nothing contained in this Agreement shall prevent any Member or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive

with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

ARTICLE V
ALLOCATIONS

Section V.01 **Allocation of Net Income and Net Loss.** For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Sharing Ratios.

Section V.02 **Regulatory and Special Allocations.** Notwithstanding the provisions of Section 5.01:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Nonrecourse Deductions shall be allocated to the Members in accordance with their Sharing Ratios.

(d)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section

5.02(d) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   The allocations set forth in paragraphs (a), (b), (c) and (d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section V.03   Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c) and Section 5.03(d), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 5.03 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing,

any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section V.04 Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year that is effective and not challenged by the Company as being void under the provisions of ARTICLE VIII, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined by the Manager using permissible methods under applicable tax law, including Treasury Regulation §1.706-4, and the Members specifically approve the use of the proration method or any other permissible method if selected by the Manager.

ARTICLE VI
DISTRIBUTIONS

Section VI.01 General.

(a)   In the event that any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall cause the Company to make such distributions promptly to the holders of the Units on a one-to-one basis as if the holders of the Units held the Securities directly. The Manager of the Company may instruct the Issuer to make such distribution directly to the holders of the Units. Distributions determined to be made by the Manager pursuant to this Section 6.01(a) shall be paid to the Members in accordance with their respective Sharing Ratios.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 18-607 of the Delaware Act or other Applicable Law.

(c)   The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

Section VI.02 Tax Withholding. Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Manager to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have. The Manager is authorized to take any action that it determines, in its sole discretion, may be required to cause the Company to comply with any withholding requirements established under the Code or any other federal, state, or local law, including pursuant to Sections 1441, 1442, 1445, 1446, and 1471 through 1474 of the Code. To the extent that the Company is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including by reason of Section 1446 of the Code), the Manager may treat the amount withheld as a distribution of cash pursuant to Section 6.01, in the amount of such withholding from such Member. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member.

In the event of an over withholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section VI.03 Distributions in Kind.

(a)   The Manager is hereby authorized, as it may reasonably determine, to make distributions to the Members in the form of securities or other property held by the Company, which distribution will require the written consent of the Issuer, which may be withheld for any reason. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 6.01.

(b)   Any distribution of securities shall be subject to such conditions and restrictions as the Manager determine are required or advisable to ensure compliance with Applicable Law relating to the Company and/or the Issuer. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such distribution and any further Transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VII
MANAGEMENT

Section VII.01   Management of the Company.

(a)   _General Powers_.   The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Manager. Subject to the provisions of Section 7.05, the Manager shall have, and is hereby granted, full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company. The Manager shall at all times manage the Company in accordance with the Crowdfunding Vehicle Rules, and shall take no actions that would cause the Company to violate the Crowdfunding Vehicle Rules.

(b)   _Limitations on Power of the Manager_. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(i)   Incurring any indebtedness, pledging or granting liens on any assets, or guaranteeing, assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person.

(ii)   Using the proceeds from the sale of the Units for any purpose other than to purchase the Securities (i.e., Common Units of the Issuer).

(iii)   Receiving any compensation, other than reimbursement of expenses as provided for in Section 3.09.

(iv)   Maintaining a different fiscal year end than the Issuer.

(v)   Making any loan or advance to, or a capital contribution or investment in, any Person.

(vi)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(vii)   Entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

(c)   Performance of Duties; Reliance. The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

Section VII.02   Number, Election, and Term of Manager. The Company shall have one (1) Manager, who shall be the Issuer.

Section VII.03 Removal; Resignation; Vacancies.

(a)   A Manager may resign at any time by delivering a written resignation to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance of a resignation by the other Manager shall not be necessary to make it effective.

(b)   The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If a Manager resigns or is removed, the Issuer shall appoint a successor.

Section VII.04   Action by Manager. Any action of the Manager may be taken without a meeting by written consent of the Manager. Such consent shall have the same force and

effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

Section VII.05 Authority of Members. Except as expressly required by applicable Law , no Member (in his, her, or its capacity as a Member) has any right or power to: (i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Manager, or any Officer; (ii) call, initiate, or otherwise cause to be formed any meeting of Members, except as expressly provided by Applicable Law; (iii) vote or otherwise take any action to remove, replace, or appoint any Manager; or (iv) vote on any other matter related to the Company generally, or this Agreement, except as expressly required by Applicable Law. Notwithstanding the foregoing, the Manager shall follow the instructions of each Member as to any vote of the Securities of the Issuer held by the Company, in the ratio such securities bear to the Capital Account of the Member, in the event such Securities are entitled to vote with respect to such issue.

Section VII.06   Officers. The Manager may appoint individuals as officers of the Company (the "**Officers**") as they deem necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deem advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until a successor is designated by the Manager or until the Officer's earlier death, resignation or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section VII.07 Other Activities of Manager and Members; Business Opportunities; Competing Activities. The Manager and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the business of the Company or the Issuer and that might be in direct or indirect competition with the business of the Company or the Issuer. Neither the Company nor any other Manager or Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Issuer, the Manager or the other Members even if the opportunity is one of the character that, if presented to the Company or the Issuer, the Manager or the other Members, could be taken by the Company, the Issuer, the Manager or any of the other Members. The Manager and the Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Issuer, the Manager or the other Members. The Members acknowledge that the Manager and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and/or the Issuer and for the Manager's and Members' time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms and conditions of any employment agreement, consulting agreement,

independent contractor agreement or otherwise between such party and the Company and/or the Issuer.

Section VII.08 Compensation and Reimbursement of Manager; No Employment.

(a)   Any Manager may be compensated in any manner for its services on behalf of the Company. Any compensation paid or allocated to a Manager may take the form of cash, securities, or other property, and may be paid, allocated, or distributed to a Manager at any time regardless of whether Members receive any distribution or allocation at that time. The Company shall reimburse the Manager for all ordinary, necessary and direct expenses incurred by the Manager in performance of their duties as Manager. All reimbursements for expenses shall be reasonable in amount. Nothing contained in this Section 7.08 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b)   This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Notwithstanding any provision contained herein to the contrary, all compensation, if any, due to the Manager and all expenses reimbursements due to Manager shall be directly paid by the Issuer as required by the Crowdfunding Vehicle Rule and as provided in Section 3.09hereof.

Section VII.09 Discretion of the Manager; Limitation of Liability. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Managers shall be free to exercise their sole, absolute and unfettered discretion, unless such actions are in violation of this Agreement or Applicable Law, or are fraudulent, intentionally wrongful or grossly negligent. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud, intentional intentionally wrongful or grossly negligent in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager.


ARTICLE VIII
TRANSFER


Section VIII.01   Restrictions on Transfer and Encumbrance of Membership Interest.

(a)   Transfers. Except as otherwise required by law or as expressly stated otherwise in this Agreement, Units in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Holder of Units in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, each Person holding Units acknowledges and agrees that, in accordance with Section 4(a)(6) of the Securities Act, the Units of membership interests cannot be Transferred during the one-year period beginning on the date of purchase, unless Transferred: (a) to the Company, (b) to an accredited investor, (c) as part of an SEC-registered offering, or (d) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; provided, however, that any Member who Transfers Units and the Transferee shall remain bound by the provisions of this Article VIII.

(b)   Mandatory Conditions to Transfers. Notwithstanding any other provision of this Agreement (including Section 8.02), each Holder agrees that it will not Transfer all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes, unless all Units are transferred to a single Person, with the result that the company becomes or may become a disregarded entity for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) _Encumbrances_. Units of the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The Transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

(d) _Transfers in Violation of this Agreement_. The Company reserves the right to determine that any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void, and in this event, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement. If for any reason a Transfer of Units takes place in violation or breach of this Article VIII, in addition to other remedies, the recipient of the Unit will be treated as receiving an Involuntary Transfer under Section 8.02(b).

Section VIII.02   Process to Request Approval of Transfers.

(a) _Voluntary Transfers_. If a Holder intends to transfer all or part of such Holder's Units (the "**Offered Units**") to any Person, such Holder (the "**Transferor**") first shall submit to the Company a written request to transfer the Offered Units (the "**Transfer Request**"). The Transfer Request shall name specifically the Person to whom the Transferor intends to transfer the Offered Units (the "**Proposed Transferee**") and the price and other terms upon which the intended transfer is to be made and shall include copies of the written offer and pertinent documentation, and any other information requested by the Manager.

(b) _Involuntary Transfer_. Upon the occurrence of an Involuntary Transfer Event, the Person acquiring or claiming to acquire Units, unless admitted as a Member of the Company pursuant this Agreement, shall not be entitled to any of the rights, powers or privileges of the Transferor with respect to the Offered Units, except that such Person shall receive and be credited or debited with its share of the Company's distributions and Profits and Losses, but the Units shall remain fully subject to the terms, conditions and obligations set forth in the Agreement, including without limitation the transfer restrictions set forth in this ARTICLE VIII.

(c) _Review of Transfer Request_. The Manager shall use reasonable efforts to determine whether to permit or deny the proposed Transfer in no more than 15 Business Days from the time the Manager determines, in its sole discretion, that it has received all information it requires to make that determination.

Section VIII.03   Restrictions and Rights Applicable to Common Units under the Issuer's Limited Liability Company Agreement. The Limited Liability Company Agreement for the Issuer contains provisions that are applicable to the transfer of Common Units issued thereunder. Those provisions are also included in this Agreement and apply to Units of the Company and are set forth below in Section 8.05 (Right of First Refusal), Section 8.06 (Drag-Along Rights) and Section 8.07 (Tag-Along Rights). The provisions shall apply with equal force and effect to Holders of Units in the Company as if they were direct holders of Common Units in the Issuer, in accordance with the following adjustments.

(a)   Right of First Refusal. The Right of First Refusal held by the Issuer shall also apply in effect to all Units of the Company. In the event that the Issuer exercises this right, it shall redeem Common Units of the Issuer held by the Company and the Company will then redeem Offered Units of the Company as defined below, with the result that the Holder of the Units in the Company who wants to transfer such Units will receive the same consideration as if such Units were sold under the Transfer Request, as defined below.

(b)   Drag-Along Rights. In the event that the Issuer elects to exercise the Drag-Along Rights set forth below, it shall provide the Company with a written notice expressing that intent and at the closing of the Change In Control transaction, the Issuer shall redeem the appropriate number of Common Units of the Issuer held by the Company and the Company will then redeem the Units of the Company from the Holders thereof with the same result as if such Holders directly owned Common Units of the Issuer.

(c)   Tag-Along Rights. Holders of Units in Company shall be entitled to exercise Tag-Along Rights as if they held Common Units of the Issuer directly, rather than owning Units of the Company that have a one-to-one relationship with Common Units of the Issuer owned by the Company. At the closing of the Tag-Along transaction, the Issuer will redeem, or cause the purchaser to purchase, the appropriate number of Common Units of the Issuer held by the Company and the Company will then redeem the Units of the Company from the Holders thereof electing to exercise Tag-Along Rights with the same result as if such Holders owned Common Units of the Issuer.

The Holders of Units may provide instructions to the Manager with regard to Tag-Along Rights and the Manager shall follow such instructions pursuant to Section 4.10(b) hereof.

Section VIII.04 Right of First Refusal.

(a)   Offer to Sell. For voluntary transfers, the Transfer Request shall be deemed an offer from the Transferor to sell the Offered Units to the Company at the price and on the terms set forth in the Transfer Request. The Company may elect to purchase part or all of the Offered Units by giving written notice thereof to the Transferor within fifteen (15) days following receipt of the Transfer Request and all information requested by the Company. The Company may assign its right to purchase the Offered Units to one or more Persons, but in such event, the Company shall remain fully responsible to cause the closing of the purchase of the Offered Units to occur. In the event that the Company does not elect to purchase the Offered Units, it shall inform the Transferor and the Proposed Transferee

by written notice not later than the required dates of acceptance as set forth in the immediately preceding sentences (the "**Company Notice Not To Buy**"). In the event that the Company has not elected to purchase the Offered Units by the fifteen (15ᵗʰ) day after the delivery of the Transfer Request and all information requested by the Company, that shall be deemed to be treated as if the Company delivered a Company Notice Not to Buy.

(b) <u>Offer Not Accepted</u>. If the Company does not elect to purchase all of the Offered Units, then, for a period of fifteen (15) after the actual or deemed delivery of the Company Notice Not to Buy, then the Transferor may Transfer the Offered Units to the Proposed Transferee, on the terms specified in the Transfer Request after compliance with <u>Section 8.04(e).</u> If the Transferor does not transfer the Offered Units to the Proposed Transferee on the terms specified in the Transfer Request within such fifteen (15) day period, the Offered Units again shall be subject to all of the restrictions on transfer set forth in this ARTICLE VIII and other terms of this Agreement.

(c) <u>Closing</u>. The closing of the purchase of the Offered Units pursuant to this <u>Section 8.04</u> shall take place on a date mutually agreed upon by the Transferor and the purchaser(s) of the Offered Units, but not later than thirty (30) days after the Company Notice Not to Buy.

(d) <u>Non-Cash Consideration</u>. If any consideration to be received by the Transferor for the Offered Units is property other than cash, then for purposes of determining the Company's right to buy the Offered Units, the price shall be determined to that extent by the fair market value of such non-cash consideration as reasonably determined by the Company.

(e) <u>Additional Requirements for Valid Transfer</u>. No purported transfer otherwise complying with this <u>Section 8.04</u> will be effective until the Transferor and the purchaser(s) of the Offered Units furnish to the Company such instruments and assurances as the Company Manager may request, including, if requested, an Opinion of Counsel satisfactory to the Company that (i) the Units being transferred have been registered or are exempt from registration under the Securities Act of 1933, as amended, and applicable state securities laws (ii) the transfer would not materially adversely affect the classification of the Company as a partnership for federal or state income tax purposes or (iii) the transfer would not affect the Company's qualification as a limited liability company under the Delaware Act. In this regard, the Company may require an Opinion of Counsel and the cost of the Opinion of Counsel shall be paid for solely by the Transferor.

(f) <u>Rights of Transferee</u>. Notwithstanding anything to the contrary herein, unless admitted as a Member of the Company pursuant this Agreement, any Person who is not already a Member at the time they acquire any Offered Units pursuant to this <u>Section 8.04</u> (a "**Third Party Transferee**") shall not be entitled to any of the rights, powers or privileges of the Transferor with respect to the Offered Units, except that a Third Party Transferee shall receive and be credited or debited with its share of the Company's distributions and Profits and Losses, but the Units shall remain fully subject to the terms, conditions and obligations set forth in the Agreement, including without limitation the transfer restrictions set forth in this ARTICLE VIII.

Section VIII.05   Drag-Along Provisions.

(a)   In the event the Manager approves a Change of Control in accordance with this Agreement, specifying that this Section 8.05 shall apply to such transaction, then each Member hereby agrees:

(i)   if such Change in Control requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (A) all such Units in favor of, and adopt, such Change of Control (together with any related amendment to the Company's governance documents required in order to implement such Change of Control), and (B) in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Change of Control;

(ii)   if such Change of Control is to be effected by sale of the Units to a third party, to sell the same proportion of Units beneficially held by such Holder as is being sold by all other Holders and, except as permitted in this Section 8.05, on the same terms and conditions as holders of the same class or series of Units are so selling;

(iii)   to execute and deliver all related documentation and take such other action in support of the Change of Control as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section 8.05, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, exchange agreement, consent, waiver, governmental filing, certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Holder or its Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Change of Control;

(v)   not to assert or exercise any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control; and

(vi)   if the consideration to be paid in exchange for the Units in any Change of Control includes any securities and due receipt thereof by any Holder would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D, as promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such

Holder in lieu thereof, against surrender of the Units which would have otherwise been sold by such Holder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Holder would otherwise receive as of the date of the issuance of such securities in exchange for such Holder's Units.

(b)   Notwithstanding the foregoing, no Holder will be required to comply with the foregoing in connection with any proposed Change of Control unless:

(i)   any representations and warranties to be made by such Holder in connection with such proposed Change of Control are limited to representations and warranties related to authority, ownership and the ability to convey title to such Holder's Units, including, without limitation, representations and warranties that (A) the Holder holds all right, title and interest in and to the Units such Holder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Holder in connection with the proposed Change of Control have been duly authorized, if applicable, (C) the documents to be entered into by the Holder have been duly executed by the Holder and delivered to the acquirer and are enforceable against the Holder in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with such proposed Change of Control, nor the performance of the Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii)   Holder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Change in Control, other than the Company (except to the extent that funds may be paid in proportion to the amount of consideration to be received by such Holder out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Holder of any of identical representations, warranties and covenants provided by all Holders); and

(iii)   the liability for indemnification, if any, of such Holder in such proposed Change of Control and for the inaccuracy of any representations and warranties made by the Company in connection with such proposed Change of Control, is: (A) several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Holder of any of identical representations, warranties and covenants provided by all Holders), (B) is pro rata in proportion to the amount of consideration paid to such Holder in connection with such proposed Change of Control (in accordance with the provisions of the Company's governance documents), and (C) cannot 20% of the consideration received by such Holder.

(c)   Subject to Section 4.10(b) which shall supersede and control, each Holder hereby constitutes and appoints the Manager with full power of substitution, as the proxies of the party with respect to the matters set forth in this Section 8.05, and hereby authorizes

each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Holder's Units in accordance with this Section 8.05. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Holders in connection with this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each Holder hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

Section VIII.06 Tag-Along Rights. In the event that (i) one or more Transferors have provided a Transfer Request and desire to convey to any Proposed Transferee fifty percent (50%) or more of the issued and outstanding Units of the Company, (ii) the Company has not exercised the "Right of First Refusal" set forth in Section 8.04 above, and (iii) the Transferors have not elected to exercise the Drag-along Right set forth in Section 8.05 above, then each of the other Members or Holders of Units (each a "**Tag-Along Member**") shall have the option to require the Transferors to arrange for the purchase by such Proposed Transferee of all of the Units which the Tag-Along Members may then hold (the "**Tag-Along Units**") at the same time and upon the same terms and conditions at which the Transferors sell their Units pursuant to the Transfer Request (the "**Tag-Along Right**"). Each of the Tag-Along Members may exercise his or her Tag-Along Right by providing the Transferors with written notice of such exercise on or before thirty (30) days after the Transfer Request is given by the Transferors. If any of the Tag-Along Members shall so elect to exercise his or her Tag-Along Right, the Transferors shall arrange for the purchase of all of the Tag-Along Units at the same time as, and upon the same terms and conditions upon which, the Transferors sell their Units. If such Proposed Transferee is unwilling or unable to purchase all of the Tag-Along Units upon the same proposed terms and conditions, the Transferors may elect either to cancel the proposed transfer or to allocate the maximum number of Units that the Proposed Transferee is willing to purchase among the Transferors and the Tag-Along Members based on their relative Units of ownership.

Section VIII.07 Deliverables at Closing of Transfer of Units. Upon payment of the consideration due hereunder, each Transferor transferring Units under this Article VIII shall execute and deliver such assignments and other instruments as are reasonably necessary in the opinion of the Company to evidence and carry out the transfer of the Offered Units to the purchaser(s) of the Offered Units, including a certificate dated as of the date of closing containing representations and warranties that the Transferor has transferred to the purchaser(s) of the Offered Units good and marketable title to the Offered Units free and clear of all encumbrances other than those imposed by this Agreement and that the Transferor will forever defend title to the Offered Units against any and all claims arising by, through or under Transferor.

Section VIII.08 Specific Performance. Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company or the Members, if any of them or any Transferee or any legal representative of any party hereto fails to

comply with any of the restrictions or obligations imposed by this ARTICLE VIII, that every such restriction and obligation is material, and that in the event of any such failure, the Company and the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this ARTICLE VIII and to prevent any Transfer of Membership Interests in contravention of any terms of this ARTICLE VIII, and waives any defenses thereto, including the defenses of: (i) failure of consideration; or (ii) breach of any other provision of this Agreement and availability of relief in damages.

ARTICLE IX
EXCULPATION AND INDEMNIFICATION

Section IX.01 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member; and (iii) each Manager, Officer, employee, agent or representative of the Company.

(b) **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in their capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Delaware Act.

Section IX.02 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are

only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section IX.03 Indemnification.

(a)   **Indemnification.** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on them by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in each case as determined by a final, non-

appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding; *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 9.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d)   **Entitlement to Indemnity.** The indemnification provided by this Section 9.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach

by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f)   **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 9.03 shall be provided only from funds provided by the Issuer as set forth in Section 3.09 hereof and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g)   **Savings Clause.** If this Section 9.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.03 to the fullest extent permitted by any applicable portion of this Section 10.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h)   **Amendment.** The provisions of this Section 9.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 10.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 10.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section IX.04 Survival. The provisions of this ARTICLE IX shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section X.01 Books and Records.

(a)   The Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies

of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Certificate, or in any amendments thereto, a writing setting out the amount of cash contributed by each Member and which each Member has agreed to contribute.

(b) Each Member shall be allowed full and complete access to review all records and books of account of the Company solely as they relate to the Membership Interest of that Member upon 15 days' prior written notice. The Manager shall retain all records and books relating to the Company for a period of at least five years after the dissolution of the Company. Each Member agrees that (i) such books and records contain confidential information relating to other Members, and (ii) the Manager shall have the right, except as prohibited by the Delaware Act or Applicable Law, to prohibit or otherwise limit in its reasonable discretion the making of any copies of such books and records.

(c) The Manager shall cause to furnished to each Member and the Intermediary at Company's expense all disclosures and other information received from the Issuer as an owner of record of the Issuer. Specifically, the Issuer agrees that it will provide to the Company all disclosures and other information required under Regulation Crowdfunding and the Company agrees that it will promptly provide such disclosures and other information to its investors and potential investors in the Company's Units and to the relevant intermediary.

(d) The Company shall maintain the same fiscal year as the Issuer.

Section X.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section X.03 Tax Matters Representative.

(a) **Appointment; Removal.** The Manager is hereby appointed as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**").

(b) **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c)   **US Federal Tax Proceedings.** To the extent permitted by applicable law and regulations, the Tax Matters Representative shall cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**") pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.02.

(e)   **Section 754 Election.** Each Member understands and agrees that the Manager may cause the Company to make an election under Section 754 of the Code or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the Company elects to be treated as an electing investment partnership, the Member shall cooperate with the Company to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Member shall provide the Company with any information necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

(f)   **Indemnification.** The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of the Tax Matters Representative's responsibilities, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

(g)   **Survival.** The provisions of this Section 11.04 and the obligations of a Member or former Member pursuant to Section 11.04 shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Membership Interests.

Section X.04 Tax Returns. At the expense of the Company, the Manager (or any Officer that the Manager may designate pursuant to Section 7.06) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was

a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section X.05 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section XI.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

    (a)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

    (b)   The entry of a decree of judicial dissolution under Section 18-802 of the Delaware Act.

Section XI.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section XI.03 Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

    (a)   **Liquidator.** The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

    (b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a certified public accounting firm of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *first*, to the payment of all of the Company's debts and liabilities to its creditors and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);in determining whether the Company has unpaid debts, liabilities or expenses, the Liquidator shall consider the Issuers obligation to pay all of the Company's expenses pursuant to Section 3.09 and shall take any action necessary to require the Issuer to do so, if possible;

(ii)   *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; to the extent that the Liquidator determines that the reserves can be reduced or eliminated, such fund shall be distributed pursuant to (i) and then to (iii) of this Section 11.03(c); and

(iii)   *third*, to the Members in accordance with their Sharing Ratios.

(d)   **Discretion of Liquidator.** Notwithstanding the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), upon dissolution of the Company the Liquidator shall, to the extent reasonably feasible, distribute to the Members, in lieu of cash, the assets of the Company in kind. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value as determined by the Liquidator in good faith.

Section XI.04 Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section XI.05 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.


ARTICLE XII
MISCELLANEOUS


Section XII.01   Costs and Expenses.

(a)   <u>Costs of this Agreement</u>. Subject to Section 3.09 with regard to the Company, all costs and expenses, including fees and disbursements of counsel, financial

advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

(b) <u>Litigation Expenses</u>. If any legal action, arbitration, or other proceeding is brought under this Agreement, in addition to any other relief to which the successful or prevailing party or parties (the "**Prevailing Party**") is entitled, the Prevailing Party is entitled to recover, and the non-Prevailing Party shall pay, all reasonable attorneys' fees, court costs, and expenses of the Prevailing Party, even if not recoverable by law as court costs (including, without limitation, all fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy, and post-judgment proceedings), incurred in that action, arbitration, or proceeding and all appellate proceedings. For purposes of this Section 12.01, the term "attorneys' fees" includes, without limitation, paralegal fees, investigative fees, expert witness fees, out of pocket costs, administrative costs, disbursements, and all other charges billed by the attorney to the Prevailing Party.

Section XII.02   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section XII.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the Company at the business address as set forth on its website (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.03). If to a Member or Manager, to such Member's or Manager's respective mailing address as set forth on the Members Schedule or Manager Schedule, as applicable. Copies of all notices hereunder shall also be sent to the intended recipient by e-mail to the email address of the recipient and each recipient agrees to promptly acknowledge receipt of any email notices received by it.

Section XII.04   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section XII.05   Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 9.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement

so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

 Section XII.06 **Entire Agreement.** This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In entering into this Agreement, the parties represent, warrant, and agree that they have not relied upon the accuracy or completeness of, whether express or implied, any statement, information, representation, warranty, or agreement of another party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

 Section XII.07 **Successors and Assigns.** Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

 Section XII.08 **No Third-Party Beneficiaries.** Except as provided in ARTICLE IX, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

 Section XII.09 **Amendment.** Any provision of this Agreement may be amended or modified by an instrument in writing executed unilaterally by Manager, provided that the provisions of ARTICLE IX shall not be amended in any way that would: (i) adversely affect an Indemnitee without the consent of such Indemnitee, or (ii) violate the Crowdfunding Vehicle Rules.

 Section XII.10 **Waiver.** No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 12.10 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.07(e), and Section 12.13 hereof.

Section XII.11 **Governing Law.** All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section XII.12 **Submission to Jurisdiction.** The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the Northern District of Oklahoma, so long as such court has subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Oklahoma. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 12.03 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section XII.13 **Waiver of Jury Trial.** Each party hereto hereby acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section XII.14 **Equitable Remedies.** Each party hereto acknowledges that a breach or threatened breach by such party of any of such party's obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section XII.15 **Remedies Cumulative.** The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 9.02 to the contrary.

Section XII.16 **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means

of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section XII.17   Confidentiality. Except as otherwise required by law, the parties shall not, and shall cause each of their representatives (the "**Representatives**") not to (i) disclose the Confidential Information to any person or entity other than the Representatives of party that need to know the Confidential Information for the purposes contemplated by this Agreement and agree to be bound by the provisions of this Section 12.17, or (ii) use the Confidential Information for any purpose other than the purposes this Agreement contemplates.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Plainview Beef 2025 CF2 SPV LLC

Gabriel Orr

By:_____

Name:

Title: Manager

As Manager of the Company, Initial Member and the Issuer:

Plainview Beef Co LLC

By:

Gabriel Orr

Name: Gabriel Orr

Title: CEO of PLAINVIEW BEEF CO, LLC

Index to Exhibits-

Exhibit A- Definitions

Exhibit B- Form C

Exhibit C- Members Schedule

DEFINITIONS

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to the Membership Interest held by such Member means the federal taxable income allocated by the Company to the Member with respect to its Membership Interest (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to its Membership Interest that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect owners of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets may, in the sole discretion of the Manager, be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.04.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Change of Control**" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the Company or the Members consummate a merger or other transaction that results in more than 50% of the Company's Units (or the units of equity interest in surviving entity in the merger) being owned by Persons who or which were not holders of Units immediately prior to such consummation.

"**Closing**" means the Initial Closing or any Subsequent Closing, as the case may be.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 6.02.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager (or a Member's or Manager's Representative) obtains knowledge of through or as a result of the Member's or Manager's activities (or the activities of a Member's or Manager's Representative) on behalf of the Company. Confidential Information may include, among other things, any data, know-how, Trade Secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's, or the Issuer's, past, present, or future business activities, research or development, or products or services, or the identities of other Members.

"**Covered Person**" has the meaning set forth in Section 9.01(a).

"**Crowdfunding Vehicle Rules**" means the rules and regulations promulgated under 17 CFR §270.3a-9, as amended.

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§18-101, *et seq.*

"**Drag-Along Member**" has the meaning specified in Section 8.05.

"**Drag-Along Right**" has the meaning specified in Section 8.05.

"**Drag-Along Transfer Notice**" has the meaning set forth in Section 8.05.

"**Drag-Along Units**" has the meaning specified in Section 8.05.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of their reasonable business judgment, consider relevant.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Holder**" shall mean a Person who is the owner of Units, which for purposes of determining a Holder's Capital Contributions shall include the Holder's predecessors in title. The Company Manager may require proof of such ownership in form and substance satisfactory to it prior to making distributions or providing any benefits to a Person claiming to be a Holder under this Agreement. Notwithstanding the forgoing, any Person claiming to be a Holder hereunder shall be subject to all terms, conditions, obligations, and other provisions imposed hereunder. "**Independent Third Party**" means, with respect to any Member, any Person who is not an Affiliate of such Member.

"**Initial Closing**" means the first Closing at which a Member (other than the Initial Member) was admitted to the Company in accordance with the Offering.

"**Initial Member**" means Plainview Beef Co LLC acting as an initial signatory party to this Agreement and then resigning at the Initial Closing pursuant to 4.01(d) the meaning set forth in the defined term "Member".

"**Involuntary Transfer Event**" means any purported transfer of all or any part of the Holder's Units in a manner other than a voluntary transfer expressly permitted by this Agreement, including transfers by court order or operation of law, including upon, death, disability or pursuant to a decree of divorce or similar pleading.

"**Intermediary**" means the Intermediary described in the Form C pursuant to the Offering.

"**Issuer**" means Plainview Beef Co, LLC, which is the Issuer from which thes Company is purchasing securities pursuant to the Offering. The Company and the Issuer are deemed co-issuers under the Securities Act.

"**Joinder Agreement**" means an instrument provided by the Company, pursuant to which a party shall agree to be bound by the provisions of this Agreement and be admitted as a Member of the Company. "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 9.03(a).

"**Manager**" means (a) Plainview Beef Co, LLC as of the date hereof and (b) each Person who is hereafter elected as a Manager in accordance with Section 7.02 but does not include any Person that subsequently ceases to be a Manager pursuant to the provisions of this Agreement. Managers need not be Members of the Company or residents of the State of Delaware. In the case of any Manager that is not a natural person, references herein to the Manager shall include and mean such Person acting by and through the duly authorized officers, directors, members, or managers (as appropriate) of such Person. If there is more than one Manager of the Company, any reference to the "Manager" in this Agreement (or any pronouns referring to the Manager) shall be understood to refer to the Managers.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interests. The Members shall constitute "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the Units held by such Member), as applicable, to (a) such Member's distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company; (b) such Member's distributive share of the assets of the Company; (c) vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest may also mean a percentage interest in the Company based upon the proportion that such Member's total Units bears to the total Units of all Members. The terms "Unit" and "Membership Interest" may be used interchangeably in this Agreement, unless the context requires otherwise.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offering**" means the Regulation CF Securities offering of the Issuer, pursuant to the Form C attached hereto as **Exhibit B**.

"**Officers**" has the meaning set forth in Section 7.06.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 8.02. "**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Prevailing Party**" has the meaning set forth in Section 12.01(b) hereof.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 10.03(c).

"**Right of First Refusal**" shall have the meaning ascribed thereto in Section 8.04.

"**Secretary of State**" has the meaning set forth in the Recitals.

"**Securities**" means the equity being sold by the Issuer pursuant to the Offering.

"**Securities Act**" means the Securities Act of 1933.

"**Sharing Ratio**" means the percentages of ownership of Units within a class of securities determined by dividing the number of Units held by such Holder by the total number of Units in that class which are issued and outstanding.

"**Subsequent Closing**" means a Closing that occurs after the Initial Closing, at which any Member is admitted to the Company.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable Manager are owned, directly or indirectly, by the first Person.

"**Subscription Agreement**" means the Subscription Agreement entered into by the Member pursuant to a purchase of Member Interests through the Offering.

"**Tag-Along Member**" has the meaning specified in Section 8.06.

"**Tag-Along Right**" has the meaning specified in Section 8.06.

"**Tag-Along Units**" has the meaning specified in Section 8.06.

"**Tax Matters Representative**" has the meaning set forth in Section 10.03(a).

"**Taxing Authority**" has the meaning set forth in Section 6.02.
"**Trade Secrets**" shall be defined by applicable law but shall include without limitation all forms and types of financial, business, scientific, technical, economic, or engineering information, including patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, programs, or codes, whether tangible or intangible, and whether or how stored, compiled, or memorialized physically, electronically, graphically, photographically, or in writing if: (A) the owner thereof has taken reasonable measures to keep such information secret; and (B) the information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable through proper means by another person who can obtain economic value from the disclosure or use of the information.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest) in any Membership Interests owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unit**" means a unit representing a fractional part of the membership interests of the members having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to units in this Agreement. The terms "Unit" and "Membership Interest" may be used interchangeably in this Agreement, unless the context requires otherwise.

EXHIBIT B

FORM C

The Form C can be found at https://invest.equityvest.org/offering/<mark>[COMPANY]</mark>/details

<center>

SCHEDULE C

MEMBERS SCHEDULE

</center>

GABRIEL ORR – INTIAL CO MANAGING MEMBER

DEBRA SWEENEY – INTIAL CO MANAGING MEMBER